DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED

2007 JUN 11 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF Lloyd Hong
DIRECT LINE 604.643.6313
DIRECT FAX 604.605.3727
E-MAIL lhong@davis.ca

FILE NUMBER 67066-00001

June 8, 2007

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

07024351

SUPPL

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. U.S.A. 20549-0302

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Corporation"), copies of the following documents which have been publicly filed in Canada during the month of May:

1. Material Change Report dated May 8, 2007 with respect to the completion of the purchase from U.S. Energy Corp. of the Shootaring Canyon Uranium Mill in Utah and a land package of approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres within a five mile zone surrounding the purchased properties;

2. Notice of Annual and Special Meeting of Shareholders scheduled for June 7, 2007 along with the Management Information Circular and form of Proxy;

3. News Release disseminated May 14, 2007;

4. Interim financial statements and Management Discussion and Analysis together with related CEO /CFO certifications for the first quarter ended March 31, 2007 (filed on SEDAR on May 14, 2007);

5. Form of South African Proxy;

6. News Release disseminated May 16, 2007; and

7. News Release disseminated May 18, 2007.

dw 6/12

DAVIS | LLP

My contact particulars are on the top of the first page of this letter should you have any questions with respect to the enclosed documentation.

Yours truly,

DAVIS LLP
Per:

Lloyd Hong

LLH/exp

Encls.
cc: sxr Uranium One Inc.
Attn: Mr. John Sibley

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Item 2. Date of Material Change

April 30, 2007

Item 3. News Release

The news release attached hereto as Schedule "A" was disseminated via CNW Group on April 30, 2007.

Item 4. Summary of Material Change

sxr Uranium One Inc. ("Uranium One") announced the completion of the purchase from U.S. Energy Corp. of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres within a five mile zone surrounding the purchased properties. Under the terms of the asset purchase agreement, Uranium One has issued 6,607,605 Uranium One common shares as partial consideration for the purchase. In addition, Uranium One has agreed to pay U.S. Energy US$20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US$7,500,000 upon the first delivery to the Mill, after commercial production, of mineralized material from any of the purchased properties. U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US$12,500,000.

Item 5. Full Description of Material Change

See attached Schedule "A" for the news release dated April 30, 2007.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

Item 9. Date of Report

May 8, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Completes Acquisition of U.S. Energy Corp.'s Shootaring Canyon Uranium Mill and U.S. Uranium Properties

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, April 30 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce the completion today of the purchase from U.S. Energy Corp. of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres within a five mile zone surrounding the purchased properties.

Under the terms of the asset purchase agreement, Uranium One has issued 6,607,605 Uranium One common shares as partial consideration for the purchase.

In addition, Uranium One has agreed to pay U.S. Energy US$20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US$7,500,000 upon the first delivery to the Mill, after commercial production, of mineralized material from any of the purchased properties. U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US$12,500,000.

Further details on the complete terms of the acquisition as well as a description of the purchased assets can be found in Uranium One's press release dated February 23, 2007.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Akdala Uranium Mine in Kazakhstan and the Dominion Reefs Uranium Mine in South Africa, both of which are currently in operation. Uranium One is also developing the South Inkai and Kharassan Uranium Projects in Kazakhstan, as well as the Honeymoon Uranium Project in South Australia. The Corporation continues to pursue additional growth opportunities in the United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, the United States and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

The Uranium One common shares issued to U.S. Energy Corp. have not been and will not be registered under the U.S. Securities Act of 1933, as amended and cannot be offered or sold absent registration under such Act on available exemption thereof.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future developments, growth and other activities may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and

local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 83 628 0226; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 671-3341/
(SXR.)

CO: sxr Uranium One Inc.

CNW 16:51e 30-APR-07

sxr URANIUM ONE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of sxr Uranium One Inc. (the "Corporation") will be held in the West Dining Room at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Thursday, June 7, 2007, at 12:30 p.m. (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006, together with the report of the auditors thereon.

2. To consider, and if deemed appropriate, to pass, with or without variation, a special resolution approving the amendment of the articles of the Corporation to change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maximum of 12, as more particularly described in the accompanying management information circular.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration.

5. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the change of the Corporation's name to "Uranium One Inc." or to such other name as may be acceptable to the board of directors of the Corporation and to the regulators having jurisdiction over the Corporation.

6. To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the Restricted Share Plan of the Corporation to increase the maximum number of common shares issuable thereunder, as more particularly described in the accompanying management information circular.

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Corporation for the year ended December 31, 2006.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record as of the close of business on April 27, 2007 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy accompanying this notice of the Meeting. To be effective, forms of proxy must be received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Dated at Vancouver, British Columbia, this 8th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ian Telfer*
Ian Telfer
Chairman of the Board

sxr URANIUM ONE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

Solicitation of Proxies

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of sxr Uranium One Inc. (the "Corporation") for use at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the notice of the Meeting accompanying this Information Circular (the "Notice"). References in this Information Circular to the Meeting include any adjournment or adjournments thereof. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, facsimile or electronically by the directors, officers and regular employees of the Corporation or by agents appointed by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of Common Shares and obtaining proxies therefor. **The solicitation of proxies by this Information Circular is being made by and on behalf of management of the Corporation.** The cost of the solicitation will be borne by the Corporation.

The board of directors of the Corporation (the "Board") has fixed the close of business on April 27, 2007 as the record date, being the date for the determination of registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Corporation's transfer agent at the address indicated on the enclosed envelope at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The information contained herein is given as of May 8, 2007 except as otherwise indicated.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed request for voting instructions form.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are officers or directors of the Corporation. **A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons specified in such form of proxy to attend and act for and on behalf of such shareholder at the Meeting. Such right may be exercised by either striking out the names of the persons specified in the form of proxy accompanying this Information Circular and inserting the name of the person to be appointed in the blank space provided in such form of proxy or by completing and executing another form of proxy and, in either case, returning such completed and executed form of proxy in the manner described in the Notice of the Meeting.**

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder may revoke a proxy be delivering a written revocation to the registered office of the Corporation at Suite 1610, 390 Bay Street, Toronto, Ontario M5H 2Y2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the form of proxy accompanying this Information Circular will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of each of the matters referred to in the Notice of the Meeting.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters may properly come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

Voting by Non-Registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Information Circular, the enclosed form of proxy and a

request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to the Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will provide voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular, printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is not otherwise completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deposit it as specified.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the name of the Non-Registered Shareholder or such other person in the blank space provided. **In either case, the Non-Registered Shareholder should carefully follow the instructions of their Intermediary including those regarding when and where the proxy or voting instruction form is to be delivered.**

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (i) director or executive officer of the Corporation who has held such position at any time since January 1, 2006, (ii) proposed nominee for election as a director of the Corporation or (iii) associate or affiliate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

As of the April 27, 2007 record date for the Meeting, 357,027,672 common shares ("Common Shares") in the capital of the Corporation were issued and outstanding. Each holder of record of a Common Share at the close of business on the record date will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters to be brought before the Meeting.

To the knowledge of the officers and directors of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding Common Shares entitled to be voted at the Meeting.

BUSINESS OF THE MEETING

Amendment to the Articles - Number of Directors

The articles of the Corporation currently provide that the Corporation shall have a minimum of three and a maximum of 10 directors, the precise number within that range to be determined by the Board from time to time. In light of the Corporation's recent growth and development, the Board considers that it is advisable to change the range from a minimum of three and a maximum of 10, to a minimum of three and a maximum of 12, the precise number within that range to be determined by the Board from time to time.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as Schedule "A" to this Information Circular approving the amendment of the articles of the Corporation to provide that the number of directors of the Corporation shall be a minimum of three and a maximum of 12, the precise number within that range to be determined by the Board from time to time and, until such number is determined, such number shall be deemed to be nine.

Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "A". To be effective, the resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

Election of Directors

The articles of the Corporation both before and after the amendment described above provide that the actual number of directors within the applicable range shall be determined by resolution of the Board. The Board has by resolution dated May 8, 2007 fixed the number of directors of the Corporation at nine, thereby increasing the current number of directors of the Corporation from eight to nine. The term of office of each of the current directors expires on the election of directors at the Meeting.

The persons named in the form of proxy which accompanies this Information Circular intend to vote for the election of the nominees whose names are set forth below, unless the shareholder has specified in the form of proxy that the Common Shares represented by such form of proxy are to be withheld from voting in respect of the election of directors of the Corporation. The affirmative vote of a majority of the votes cast in respect of the motion thereon is required in order to approve this matter. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Information Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in

their discretion. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation or any adjournment thereof or until his successor is otherwise elected or appointed.

The following table sets forth the names of the nominees for election as directors, the municipality in which each is ordinarily resident, their position with the Corporation, their principal occupation or employment, the date upon which became a director of the Corporation and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them, as of April 30, 2007:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Securities Beneficially Owned or Controlled [1]
ANDREW B. ADAMS [2][3][4] Oakville, Ontario	Director	Corporate Director	December 2005	10,000 Common Shares 275,000 Options 57,445 Restricted Share Rights
DR. MASSIMO C. CARELLO [5] London, England	Consultant	Corporate Director	--	520,000 Options
NEAL J. FRONEMAN [6][7] Springs, South Africa	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	December 2005	657,735 Common Shares 873,080 Options 30,000 Restricted Share Rights
DAVID HODGSON[6][7] Johannesburg, South Africa	Director	Corporate Director	July 2006	200,000 Options 45,789 Restricted Share Rights
TERRY ROSENBERG [2] Durban, South Africa	Director	Chairman, Oakbrook Investments	December 2005	378,000 Common Shares 192,000 Options 38,297 Restricted Share Rights
PHLLIP SHIRVINGTON[6][7] San Francisco, California	Director	Corporate Director	April 2007	549,750 Common Shares 1,571,875 Options
IAN TELFER [3][4] West Vancouver, British Columbia	Director	Chairman, Goldcorp Inc.	April 2007	990,000 Common Shares 700,000 Options
MARK WHEATLEY [6][7] North Manly, New South Wales, Australia	Director	Corporate Director	September 2003	125,000 Options 13,786 Restricted Share Rights
KENNETH WILLIAMSON [2][3] Dwight, Ontario	Director	Corporate Director	December 2005	20,000 Common Shares 275,000 Options 57,445 Restricted Share Rights

Notes:

(1) The information as to Common Shares, options and restricted share rights beneficially owned or over which control or direction is exercised (not being within the knowledge of the Corporation) has been furnished by the respective nominees individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.

(5) Dr. Carello provides financial advisory consulting services to the Corporation pursuant to a consulting agreement with the Corporation dated as of April 26, 2007.
(6) Member of the Safety, Health and Environment Committee.
(7) Member of the Technical Operations Committee.

Each of the above individuals has during the preceding five years held the principal occupation indicated opposite his name except for:

- Andrew Adams, who was Vice President and Chief Financial Officer of Aber Diamond Corporation prior to October 2003;

- Dr. Massimo Carello, who was Non-Executive Director of Anker plc from 2004 to 2005, Chairman and Chief Executive Officer of Diners Club U.K. Ltd. from 2001 to 2004, and Chairman and Chief Executive Officer of Fiat U.K. Ltd. from 1990 to 2001;

- Neal Froneman, who was Chief Executive Officer of Aflease Gold and Uranium Resources Limited prior to December 2005 and Vice President and Head of Operations at Goldfields Inc. prior to April 2003;

- David Hodgson, who was Chief Operating Officer of Anglogold Ashanti prior to April 2005;

- Phillip Shirvington, who was President and Chief Executive Officer of UrAsia Energy Ltd. ("UrAsia") prior to April 2007;

- Ian Telfer, who was Chief Executive Officer and President of Goldcorp Inc. prior to November 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to February/March 2005; and

- Mark Wheatley, who was Chief Executive Officer of the Corporation prior to December 27, 2005 (and Chairman from June 2004 to December 2005) and General Manager, Corporate Development for AurionGold Limited prior to September 2003.

Cease Trade Orders and Bankruptcies

Ian Telfer was a Vice-Chairman of Itemus Inc. when it made an assignment in bankruptcy on July 31, 2001. No other director of the Corporation is or has been, within the preceding 10 years, a director or executive officer of any other issuer that, while that person was acting in such capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Mr. Mark Wheatley was appointed Managing Director and Chief Executive Officer of BMA Gold Limited ("BMA") on July 10, 2006, a company listed on the Australian Stock Exchange (the "ASX"). After a downgrade of resources and reserves, a decision was taken to suspend mining operations and transition BMA back to an exploration company. In concert with the secured lender, the directors of BMA appointed a voluntary administrator on January 30, 2007 to execute management's plans for mine closure and the sale of surplus assets, as the first phase in recapitalizing the company. Trading of the company's shares on the ASX has been suspended since January 29, 2007.

No director of the Corporation, or a personal holding company of any of them, is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

The persons named in the form of proxy which accompanies this Information Circular intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation, to hold office until their successors are appointed, and to authorize the directors of the Corporation to fix the remuneration of the auditors, unless the shareholder has specified in the form of proxy that the Common Shares represented by such form of proxy are to be withheld from voting in respect thereof. The affirmative vote of a majority of the votes cast is required in order to approve this matter.

In connection with the completion of the arrangement under the *Business Corporations Act* (British Columbia) pursuant to which the Corporation acquired, effective April 20, 2007, all of the issued shares of UrAsia, PricewaterhouseCoopers LLP advised the Corporation that they would be resigning as auditors of the Corporation (except with respect to the Corporation's majority-owned subsidiary, Aflease Gold Limited) effective May 16, 2007 and Deloitte & Touche LLP, the auditors of UrAsia, were appointed as auditors of the Corporation effective May 16, 2007. No "reportable event" within the meaning of National Instrument 51-102 - *Continuous Disclosure Obligations* occurred prior to or in connection with the change of auditors.

Amendment to the Articles – Change of Corporate Name

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as Schedule "B" to this Information Circular approving the change in the Corporation's name from "sxr Uranium One Inc." to "Uranium One Inc.", subject to such amendments, variations or additions as may be approved at the Meeting.

Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "B". To be effective, the resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

Amendment to Restricted Share Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form attached as Schedule "C" to this Information Circular approving the increase in the number of Common Shares reserved for issuance under the Restricted Share Plan of the Corporation from 1,000,000 Common Shares to 3,000,000 Common Shares, subject to such amendments,

variations or additions as may be approved at the Meeting. A description of the material features of the Plan is provided below under the heading "Restricted Share Plan".

An aggregate of 1,000,000 Common Shares were originally reserved for issuance under the Restricted Share Plan, representing approximately 0.9% of the 111,808,843 Common Shares which were issued and outstanding as of the record date for the Corporation's annual and special general meeting in June 2006 when the Plan was approved by shareholders. As of April 27, 2007, an aggregate of 432,645 restricted share rights have been issued under the Restricted Share Plan. If the proposed amendment is approved in the manner requested, the number of Common Shares which may be reserved for future issuance under the Plan would represent approximately 0.8% of the 357,027,672 Common Shares which were issued and outstanding as at April 27, 2007. All other provisions of the Restricted Share Plan would remain in full force and effect, unamended.

The proposed amendment would provide the Corporation, in line with its recent rapid growth, with the continued flexibility to utilize either or both or its two equity-based incentives, i.e. restricted share rights and stock options, and thereby maintain the Corporation's ability to attract, retain and motivate its executive officers, employees and directors. Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "C". To be effective, the resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by each of the following officers of the Corporation: (i) the President and Chief Executive Officer; (ii) the former Chief Executive Officer; (iii) the Chief Financial Officer; (iv) the former Chief Financial Officer; and (v) the other officers of the Corporation and its subsidiaries whose total salary and bonus for 2006 exceeded $150,000 (the "Named Executive Officers") by the Corporation during the fiscal years ended December 31, 2006, 2005 and 2004.

Summary Compensation Table(1)

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation(2)	Securities Under Options/SARS Granted (# shares) (3)	Restricted Shares or Restricted Share Units ($)(4)	LTIP Payouts ($)	All Other Compensation ($)
Neal J. Froneman President and Chief Executive Officer	2006	402,117	241,270	-	211,516	269,400	-	-
	2005	386,740(5)	386,740	-	1,315,419	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
D. Jean Nortier Chief Financial Officer	2006	351,852	142,137	-	70,163	179,600	-	-
	2005	267,587(6)	267,587	-	690,149	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[(2)]	Securities Under Options/SARS Granted (# shares) [(3)]	Restricted Shares or Restricted Share Units ($)[(4)]	LTIP Payouts ($)	
K. Bruce K. Jones Executive Vice President, Projects and Integration	2006	276,455	110,582	-	112,526	89,800	-	-
	2005	263,931[(7)]	171,555	-	685,008	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert van Niekerk Executive Vice President, Africa and Europe [(8)]	2006	261,376	117,619	-	65,113	-	-	-
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Greg Cochran Executive Vice President, Australia and Asia [(9)]	2006	163,886	58,127	-	126,466	414,679	-	-
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark Wheatley Former Chairman and Chief Executive Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	179,440	72,000	13,310	190,000	-	-	392,857 [(10)]
	2004	159,904	11,779	10,578	-	-	-	-
Leigh Curyer Former Chief Financial Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	126,139	22,500	31,360	80,000	-	-	128,464 [(11)]
	2004	111,106	14,423	29,550	100,000	-	-	-

(1) All amounts are expressed in Canadian dollars and have been converted from South African Rand (in the case of Messrs. Froneman, Nortier and Jones) at an exchange rate of ZAR5.97/$ for 2006 and ZAR5.43/$ for 2005 and from Australian dollars (in the case of Messrs. Cochran, Wheatley and Curyer) at an exchange rate of AU$1.17/$ for 2006, AU$1.12/$ for 2005 and AU$1.04/$ for 2004.

(2) The aggregate value of all other annual compensation for each Named Executive Officer, other than Leigh Curyer, does not exceed the lesser of Cdn $50,000 and 10% of his aggregate salary and bonus.

(3) Options are exercisable for the purchase of Common Shares.

(4) The Restricted Share Plan was adopted in 2006. The value provided is as of the date of the grants. As of December 31, 2006, the aggregate number and value of Restricted Share Rights held by each of the Named Executive Officers were as follows: Mr. Froneman - 30,000 Restricted Share Rights, $480,000; Mr. Nortier -20,000 Restricted Share Rights, $320,000; Mr. Jones - 10,000 Restricted Share Rights, $160,000; Mr. Cochran - 29,876 Restricted Share Rights, $478,016; and Mr. van Niekerk - 0 Restricted Share Rights, $0.

(5) Mr. Froneman was appointed President and Chief Executive Officer of the Corporation on December 27, 2005. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005.

(6) Mr. Nortier was appointed Chief Financial Officer of the Corporation on December 27, 2005. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005. On April 20, 2007 in connection with the completion of the UrAsia acquisition, Mr. Nortier became Executive Vice President, Corporate Affairs, and Mr. Robin Merrifield was appointed Executive Vice President and Chief Financial Officer.

(7) Mr. Jones was appointed Executive Vice President, Uranium (Europe and Africa) of the Corporation on December 27, 2005 and Executive Vice President, Projects and Integration on January 1, 2007. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005. Mr. Jones has tendered his resignation as an officer of the Corporation effective May 31, 2007.

(8) Mr. van Niekerk was appointed Executive Vice President, Gold of the Corporation on December 27, 2005. Mr. van Niekerk was seconded to Aflease Gold Limited, a majority-owned subsidiary of the Corporation, for a portion of 2006 and was appointed Executive Vice President, Africa and Europe, on January 1, 2007.

(9) Mr. Cochran was appointed Executive Vice President, Australia and Asia on June 8, 2006.

(10) Mr. Wheatley resigned as Chief Executive Officer of the Corporation on December 27, 2005 but continues to serve as a director of the Corporation. Stock options and Restricted Share Rights held by Mr. Wheatley are reported under the heading "Election of Directors". This amount represents a one-time payment made by the Corporation to Mr. Wheatley pursuant to the change of control provisions in his employment agreement.

(11) On December 27, 2005, Mr. Curyer resigned as Chief Financial Officer of the Corporation and was appointed Vice President, Corporate Development. This amount represents a one-time payment made by the Corporation to Mr. Curyer pursuant to the change of control provisions in his employment agreement. Mr. Curyer left the employ of the Corporation in December 2006.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the options to purchase Common Shares of the Corporation granted to the Named Executive Officers during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price (Cdn$/Security) (3)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Neal J. Froneman	115,516	7.2%	7.79	7.79	February 22, 2011
	96,000		14.12	13.88	December 8, 2011
D. Jean Nortier	22,163	2.4%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
K. Bruce K. Jones	64,526	3.8%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
Robert van Niekerk	17,113	2.2%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
Greg Cochran	102,400	4.3%	12.93	13.90	November 20, 2011
	24,066		14.12	13.88	December 8, 2011

(1) Options are exercisable for the purchase of Common Shares.

(2) Based on the total number of options granted under the Stock Option Plan during the financial year ended December 31, 2006 of 2,926,443.

(3) The exercise price of options expiring on February 22, 2011 was the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant in accordance with the terms of the 1997 Stock Option Plan. The exercise price of the options expiring on November 20, 2011 and December 8, 2011 is the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant in accordance with the terms of the 2006 Stock Option Plan.

No options granted by the Corporation were re-priced during the most recently completed financial year.

Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and Year-End Option Values

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.

	Options Exercised During the Year Ended December 31, 2006		Unexercised Options at December 31, 2006		Value of Unexercised In-the-Money Options at December 31, 2006 (1)	
Named Executive Officer	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Exercisable (#)**	**Unexercisable (#)**	**Exercisable (S)**	**Unexercisable ($)**
Neal J. Froneman	436,385	5,164,528	681,976	408,574	8,369,206	3,985,486
D. Jean Nortier	213,694	2,576,345	371,976	174,822	4,617,256	1,742,735
K. Bruce K. Jones	224,860	2,689,198	355,824	216,850	4,306,104	2,139,949
Robert van Niekerk	0	0	39,282	80,915	426,936	427,353
Greg Cochran	0	0	34,133	92,333	104,789	254,823

(1) Calculated using the closing price of the Common Shares on the Toronto Stock Exchange on December 29, 2006 of C$16.00 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Corporation has employment agreements with each of Messrs. Froneman, Nortier, Jones and van Niekerk.

Each employment agreement outlines the executive's position and responsibility and sets out the term of employment and matters such as compensation and vacation. The employment agreements of Messrs. Froneman and Nortier contain confidentiality, non-competition and non-solicitation provisions. Base salaries for these individuals are subject to annual review. Each executive is entitled to an annual cash bonus upon the satisfactory achievement of incentive parameters agreed upon by the Board established at the beginning of each year and participates in the Corporation's discretionary stock-based incentive compensation plans.

If the employment of any of Messrs. Froneman or Nortier is terminated for any reason other than cause, or if any of these executives elect to terminate his employment agreement in certain circumstances, including within four months of a change of control, each is entitled to a severance payment equal, in the case of Mr. Froneman, to two years' salary, and, in the case of Mr. Nortier, to 18 months' salary, plus, in each case, an amount equal to 20% of the base salary earned in the year of termination. A "change of control" is defined, among other things, as a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation as a result of which holders of Common Shares prior to the completion of such transaction hold less than 50% of the outstanding shares of the successor corporation; the dissolution, winding-up or liquidation of the Corporation; the acquisition by any person or persons

acting jointly or in concert of Common Shares which when added to the Common Shares already owned by the acquirer would give the acquirer the right to vote or direct the voting of 50% or more of the votes attached to all of the Corporation's outstanding Common Shares; as a result of a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition, the nominees named in the Corporation's most recent management information circular for election to the Board shall not constitute a majority of the Board; or the adoption by the Board of a resolution that a change of control has occurred or is imminent.

In the event of a change of control (as defined above), all stock options issued under the 2006 Stock Option Plan, and all restricted share rights issued under the Restricted Share Plan, held by directors and employees of the Corporation become, in the case of stock options, immediately exercisable, and, in the case of restricted share rights, immediately exercised. All stock options issued under the 1997 Stock Option Plan become exercisable on the occurrence of an Acceleration Event, defined to include the acquisition by any person of more than 50% of the outstanding Common Shares of the Corporation or an amalgamation, consolidation, statutory arrangement or merger in which the Corporation is not the continuing or surviving corporation, other than an amalgamation, consolidation, statutory arrangement or merger in which the holders of the voting shares of the Corporation prior thereto have more than 50% of the voting shares of the continuing or surviving corporation thereafter.

Other than as described above, the Corporation and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that result or will result in payments in the event of the resignation, retirement or other termination of employment with the Corporation or its subsidiaries or a change of control of the Corporation or its subsidiaries or a change in the responsibilities of any Named Executive Officer following a change in control.

Compensation of Directors

During 2006, the following annual retainers were paid to the non-executive directors of the Corporation: $60,000, in the case of the Chairman; $40,000, in the case of the Chairman of the Audit Committee; $35,000, in the case of other Board committee chairmen and $30,000 for members not chairing a Board committee. Directors were not entitled to attendance fees but are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board and of committees of the Board. Directors are eligible to participate in the Corporation's stock-based compensation plans.

Subsequent to the completion on April 20, 2007 of the UrAsia acquisition, the annual retainer fee payable to each director of the Corporation (other than Mr. Froneman) was increased to $60,000. The Chairman of the Board will receive an additional fee of $50,000 and the Chairman of the Audit Committee will receive an additional fee of $25,000. Attendance fees of $1,000 per meeting and travel fees of $1,000 per day will also be payable. In addition, each of the directors (other than Mr. Froneman) and Dr. Carello was granted 25,000 stock options, which vest as to one third thereof annually commencing on the first anniversary of the grant date.

During the financial year ended December 31, 2006, an aggregate of $230,218 was paid to 7 non-executive directors (Messrs. Adams, Hodgson, Sibley, MacGibbon, Rosenberg, Wheatley and Williamson) and a total of 1,341,000 options and 313,711 restricted share rights were issued to these non-executive directors.

Directors and Officers Indemnification and Liability Insurance

To the extent permitted by law, the Corporation indemnifies its directors and officers and former directors and officers. The Corporation maintains directors and officers' liability insurance, which during 2006

provided for coverage in the amount of $10,000,000 in the aggregate, subject to a deductible of $50,000. In connection with the recent UrAsia acquisition, coverage was increased to $20,000,000 in the aggregate. The total annual premium paid in 2006 was $72,116.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which Common Shares of the Corporation are authorized for issuance, as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)	
	Number	Percentage of Outstanding Shares		Number	Percentage of Outstanding Shares
1997 Stock Option Plan	4,429,136	3.3%	$5.46	0	0%
2006 Stock Option Plan	1,058,765	0.8%	$11.88	3,220,699	2.4%
2006 Restricted Share Plan	413,501	0.3%	N/A	586,499	0.4%
Equity compensation plans not approved by securityholders	Nil	N/A	N/A	N/A	N/A
Total	5,901,402	4.4%	$7.97	3,807,198	2.8%

(1) Represents the number of Common Shares reserved for issuance upon the exercise of outstanding options as at December 31, 2006.

(2) Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the 2006 Stock Option Plan as at December 31, 2006. The maximum number of shares issuable under the 2006 Stock Option Plan is 7.2% of the Common Shares outstanding from time to time on a non-diluted basis.

(3) Does not reflect the assumption of the UrAsia Stock Option Plan which occurred in April 2007.

Security-Based Compensation Plans

The Corporation's security-based compensation plans, comprising the 2006 Stock Option Plan, the Restricted Share Plan and the 1997 Stock Option Plan, are designed to advance the interests of the Corporation by encouraging employees, officers, directors and consultants to have equity participation in the Corporation through the acquisition and ownership of Common Shares. The key features of each plan are set out below.

2006 Stock Option Plan

The 2006 Stock Option Plan replaced the 1997 Stock Option Plan and was approved by shareholders on June 7, 2006. The key features of the 2006 Stock Option Plan are as follows.

Under the 2006 Stock Option Plan, stock options may be granted to employees, directors, officers and consultants of the Corporation and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant's present and potential contribution to the success of the Corporation. The exercise price per share is not to be less than the volume weighted average trading price

of the Common Shares on the Toronto Stock Exchange (the "TSX") or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. Under the Plan, the Board may determine the exercise period (not exceeding ten years) and vesting restrictions; to date, options granted under the Plan have been exercisable for a period of five years and vest annually in equal thirds commencing on the first anniversary of the grant date.

The maximum number of Common Shares issuable under the Plan and any other security-based compensation arrangements of the Corporation shall not exceed 7.2% of the Common Shares outstanding at any time on a non-diluted basis.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders within any one year period pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding and the maximum number of Common Shares issuable to any one insider and the associates of such insider pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 5% of the total number of Common Shares then outstanding. Options are not assignable or transferable.

The 2006 Stock Option Plan is administered by the Compensation Committee of the Board.

In the event of a participant's retirement or termination for any reason other than as a result of having been dismissed for cause, the participant's options terminate 90 days after the participant's retirement or termination, unless otherwise determined by the Compensation Committee. In the event of a participant's death, the participant's options terminate six months after the participant's death, unless otherwise determined by the Compensation Committee. In each case, the Compensation Committee may determine a longer period that the options shall remain outstanding provided that no option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option; and (ii) 12 months following the termination, retirement or death of the participant, as the case may be. In the event of a participant's termination for cause, all options automatically terminate.

In the event of a change of control, all options issued under the 2006 Stock Option Plan will become immediately exercisable. A "change of control" is defined, among other things, as a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation as a result of which holders of Common Shares prior to the completion of such transaction hold less than 50% of the outstanding shares of the successor corporation; the dissolution, winding-up or liquidation of the Corporation; the acquisition by any person or persons acting jointly or in concert of Common Shares which when added to the Common Shares already owned by the acquirer would give the acquirer the right to vote or direct the voting of 50% or more of the votes attached to all of the Corporation's outstanding Common Shares; as a result of a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition, the nominees named in the Corporation's most recent management information circular for election to the Board shall not constitute a majority of the Board; or the adoption by the Board of a resolution that a change of control has occurred or is imminent.

Under the 2006 Stock Option Plan, the Board may from time to time amend, or revise the terms of the plan at any time. The Board may not without shareholder approval amend certain provisions of the plan, including provisions relating to the maximum percentage of Common Shares issuable under the Plan, or defining the persons eligible to participate in the plan. Other amendments, including amendments changing

the vesting provisions, or the termination provisions of a security issued under the plan (which does not entail an extension beyond its original expiry date) or of a "housekeeping" nature may be made by the Board without obtaining shareholder approval but subject to requisite regulatory approval.

Restricted Share Plan

The Restricted Share Plan provides for the grant of Restricted Share Rights exercisable for Common Shares. In the view of the Board, it is desirable to have equity-based incentive plans which include both a restricted share plan and a stock option plan, to increase the range of incentive programs available to the Corporation and thereby enhance its ability to attract, retain and motivate officers, directors and employees.

The key features of the Restricted Share Plan are as follows.

In determining the terms of each grant of Restricted Share Rights, consideration is given to the participant's contribution to the success of the Corporation and a value is ascribed to such contribution. A Restricted Share Right is exercisable into one Common Share at the end of such restricted period of time as determined by the Committee during which the Right cannot be exercised.

A maximum of 1,000,000 Common Shares are currently issuable under the Restricted Share Plan. The maximum number of Common Shares issuable to insiders at any time pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation, is 8% of the total number of Common Shares then outstanding and the maximum number of Common Shares issuable to any one insider and the associates of such insider pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation is 5% of the total number of Common Shares then outstanding. Restricted Share Rights are not assignable or transferable.

Under the Restricted Share Plan, the Board may determine the Restricted Periods applicable to the grant of Restricted Share Rights; to date, the Board has generally determined that Restricted Share Rights will vest as to two-thirds thereof on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of grant.

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

In the event of a participant's retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Corporation will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period. A "change of control" has the meaning described above under "2006 Stock Option Plan".

1997 Stock Option Plan

The 1997 Stock Option Plan was replaced by the 2006 Stock Option Plan approved by shareholders on June 7, 2006; since that date, no further options are issuable under the 1997 Stock Option Plan. The key features of the 1997 Stock Option Plan are as follows.

The maximum number of Common Shares issuable under the Plan is limited to 10% of the number of Common Shares outstanding at the date of the grant. The maximum number of Common Shares issuable to any one person at any time is 5% of the Common Shares outstanding at any time and the maximum number of Common Shares issuable to insiders is 10% of the Common Shares outstanding at any time.

The exercise price and the vesting and exercise periods of options granted under the Plan are determined at the time of grant. The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant and the exercise period may not be longer than 10 years. If the holder of an option ceases to be a service provider to the Corporation (other than as a result of the voluntary resignation of such holder, if such holder is an employee or consultant), such holder's options terminate on the earlier of one year after the holder ceases to be a service provider and the original expiry date of the option. All options become exercisable on the occurrence of an Acceleration Event, defined to include the acquisition by any person of more than 50% of the outstanding Common Shares of the Corporation or an amalgamation, consolidation, statutory arrangement or merger in which the Corporation is not the continuing or surviving corporation, other than an amalgamation, consolidation, statutory arrangement or merger in which the holders of the voting shares of the Corporation prior thereto have more than 50% of the voting shares of the continuing or surviving corporation thereafter.

Options may not be assigned or transferred except by will or the laws of descent and distribution or to personal holding companies controlled by a service provider. The Board may amend the Plan at any time subject to regulatory approval and, if required by the TSX, shareholder approval.

Report on Executive Compensation

Mandate and Composition of the Compensation Committee

The Compensation Committee of the Board is responsible for reviewing and making recommendations to the Board regarding any equity or other compensation plan of the Corporation and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other senior executives of the Corporation and preparing and recommending to the Board annually the report on executive compensation required to be included in the Corporation's management information circular.

The Compensation Committee is composed of three members of the Board who are independent of the Corporation for the purposes of National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. At December 31, 2006, the Compensation Committee comprised Terry MacGibbon (Chair), David Hodgson and Kenneth Williamson. The Compensation Committee was reconstituted following Mr. MacGibbon's resignation as a director of the Corporation and the completion on April 20, 2007 of the UrAsia acquisition, and now consists of Kenneth Williamson (Chair), Andrew Adams and Ian Telfer.

Compensation Philosophy and Objectives

The Corporation's executive compensation practices are designed to provide both current and long term rewards to its executive officers that are consistent with their individual performance and contribution to the Corporation's objectives. Compensation components include base salary, bonus and long term incentives in the form of stock options and Restricted Share Rights. Levels of compensation are established and maintained with the intent of attracting and retaining superior quality employees, having regard, among other things, to the fact that the Corporation does not currently maintain a pension plan for its employees nor does it provide any other form of deferred compensation program.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to base salary, bonus and participation in equity-based incentive compensation arrangements.

During the first quarter of 2006, the Compensation Committee received advice and recommendations from Watson Wyatt, independent compensation consultants, with respect to the compensation to be paid to its non-executive directors and executive officers. Watson Wyatt were paid fees in the amount of $22,433 for the advice and assistance provided.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee considers and generally places equal weight on (i) the particular responsibilities related to the position, (ii) salaries paid by comparable businesses to its executives, (iii) the experience level of the executive officer and (iv) the executive's overall performance.

In November 2006, in light of the significant growth in the Corporation's operations and market capitalization during the year, on the recommendation of the Compensation Committee, the Board approved adjustments to the salaries of its executive officers to bring these in line with salaries being paid to executives of Canadian and international mining companies with comparable operations and market capitalization based on information disclosed in remuneration surveys considered by the Compensation Committee.

Bonus Payments

Executive officers are eligible for annual cash bonuses, taking into account and giving generally equal weight to financial performance, attainment of certain corporate objectives and individual performance. In determining bonus payments, the Compensation Committee recognizes that there are certain factors, such as interest rates and commodity prices, which the executives cannot control and focuses on factors over which the executive can exercise control, such as cost control, taking advantage of business opportunities and enhancing the business and competitive prospects of the Corporation.

On the recommendation of the Compensation Committee bonuses were awarded to the Named Executive Officers in respect of the 2006 financial year, as detailed above under "Statement of Executive Compensation - Summary Compensation Table".

Stock Options

The Corporation seeks to provide a market-based blend of base salaries, bonuses and an equity-based incentive component in the form of stock options and, in certain cases, Restricted Share Rights. Of the

three elements, greater emphasis is placed on equity incentives, as the Corporation believes that this serves to further align the interests of management with the interests of the Corporation's shareholders.

In November 2006, the Board on the recommendation of the Compensation Committee approved the grant of stock options to the Named Executive Officers, as follows: Neal J. Froneman, President and Chief Executive Officer, 96,000 options; D. Jean Nortier, Chief Financial Officer, 48,000 options; K. Bruce J. Jones, Executive Vice President, Projects and Integration, 48,000 options; Robert van Niekerk, Executive Vice President, Africa and Europe, 48,000 options; and Greg Cochran, Executive Vice President, Australia and Asia, 24,066 options. With a view to enhancing senior executive retention, all such options were made subject to a revised vesting schedule under which they will vest as to one third thereof annually over the three years commencing on the first anniversary of the grant date (instead of the three years commencing on the grant date).

Following the completion of the UrAsia transaction, and in light of a determination by the Compensation Committee to consider the matter of option allocation earlier in the year than had previously been the case, on April 26, 2007 the Board on the recommendation of the Compensation Committee approved the grant of an additional 96,000 options to Mr. Froneman and an additional 48,000 options to each of Messrs. Nortier, van Niekerk and Cochran. All such options vest in equal thirds over the three years commencing on the first anniversary of the grant date.

Chief Executive Officer Compensation

The components of Chief Executive Officer compensation are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, bonus and long term equity incentives. The Compensation Committee presents recommendations to the Board with respect to the Chief Executive Officer's compensation. In setting the recommended salary of the Chief Executive Officer, the Committee takes into consideration salaries paid to other chief executive officers of comparable Canadian and international mining companies. In setting the bonus and long term incentives for the Chief Executive Officer, the Committee evaluates the performance of the CEO in light of his impact on the achievement of the Corporation's goals and objectives for the prior year and the attainment of certain individual performance measures.

In making its determination with respect to Chief Executive Officer compensation applicable to 2006, the Committee reviewed salaries paid to other chief executive officers of Canadian and international mining companies included in the TSX Diversified Metals and Mining Index and certain mining companies listed in South Africa and elsewhere. In arriving at its recommendations for bonus and long term incentive grants, the Compensation Committee reviewed Mr. Froneman's performance during 2006 against performance measures approved by the Committee and his impact on the achievement of the Corporation's goals and objectives for the year, taking into account, among other things, his leadership role in the development and construction of the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project, as well as the successful completion of a series of significant financings during the year. The Compensation Committee was satisfied that such recommendations comply with the Committee's objective of providing compensation which is both motivational and competitive, with a view to ensuring that the Corporation can attract, retain and motivate its senior executives in a manner that will enhance the sustainable profitability and growth of the Corporation.

During the financial year ended December 31, 2006, Mr. Froneman's base salary was $402,117 and he was granted a cash bonus of $241,270. Mr. Froneman was also granted options to purchase common shares of the Corporation as detailed above.

The foregoing report has been submitted by the Compensation Committee:

Kenneth Williamson (Chairman)
Andrew Adams
Ian Telfer

Performance Graph

The following graph shows the change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Diversified Metals and Minerals Stock Price Total Return Index for the period commencing December 31, 2001 to December 31, 2006, assuming an investment of $100 on December 31, 2001.


Cumulative Value of $100 Invested
S&P TSX Diversified Metals & Minerals Index
SXR
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006

	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04	Dec. 31/05	Dec. 31/06
SXR	$100.00	$90.48	$119.05	$58.10	$112.76	$304.76
S&P/TSX Diversified Metals & Minerals	$100.00	$109.88	$192.20	$221.24	$324.59	$544.59

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the last fiscal year of the Corporation, none of the Corporation's directors, executive officers or employees, or proposed nominees for election as a director of the Corporation, or former directors, executive officers or employees, nor any associate of such individuals is, at the date hereof, or has been, during and since the year ended December 31, 2005, indebted to the Corporation or its subsidiaries in connection with the purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means (i) a director or executive officer of the Corporation, (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation, (iii) any person or company which beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution and (iv) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 - *Corporate Governance Guidelines* ("NP 58-201") and National Instrument 58-101- *Disclosure of Corporate Governance Practices* ("NI 58-101") were adopted by the Canadian securities regulatory authorities. NP 58-201 contains guidelines on the composition and independence of corporate boards, board and board committees and their mandates, codes of business conduct and other matters of corporate governance. NI 58-101 requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

In response to these regulatory initiatives, the Corporation has, among other things, adopted Corporate Governance Guidelines (in the form attached to this Information Circular as Schedule "D"), and written charters for each of the standing committees of the Board, as well as a Code of Business Conduct and Ethics and other policies which are compliant with the applicable Canadian requirements. The Corporation continues to monitor developments in Canada and elsewhere with a view to further revising its governance policies and practices, as appropriate.

Following is a description of the Corporation's corporate governance practices.

The Board of Directors

Independence of the Board

The Board Guidelines provide that directors who are independent within the meaning of NI 58-101 must comprise a majority of the Board at all times. Five of the eight current members of the Board meet this definition of independence. Mr. Froneman is not independent, as he is an officer of the Corporation, Mr. Wheatley is not independent, as he is a former officer of the Corporation and Mr. Shirvington is not independent, as he is a former officer of UrAsia, a wholly owned subsidiary of the Corporation and a former reporting issuer. The independent directors hold regularly scheduled meetings.

Under the Board Guidelines, the Chair of the Board must be an independent non-executive director. The current Chair of the Board is Mr. Ian Telfer. To help ensure the functioning of the Board independently of management, the non-executive directors hold an *in camera* session in conjunction with each meeting of the Board at which members of management, including the President and Chief Executive Officer, are not present. In addition, the compensation of the President and Chief Executive Officer is considered in his absence by the Compensation Committee of the Board at least once a year.

Meetings of the Board

The Board Guidelines provide that the Board is to meet as frequently as necessary but not less than four times a year, usually every quarter. The frequency of the meetings and the nature of meeting agendas are dependent on the nature of the business and affairs which the Corporation faces from time to time. The Chairman, in consultation with the Chief Executive Officer, develops the agenda for each Board meeting.

In 2006, the Board met thirteen times. Each director attended by all of the meetings of the Board except Mr. Wheatley who attended nine of the 13 meetings, Mr. Rosenberg who attended 11 of the 13 meetings and Messrs. Adams Froneman, who each attended 12 of the 13 meetings, and Mr. Hodgson who attended six of the seven meetings which occurred after his appointment to the Board.

Directorships with Other Reporting Issuers

Mr. Adams is a director of First Quantum Minerals Ltd. and Tahera Diamond Corporation. Mr. Hodgson is a director of Moto Goldmines Limited. Mr. Wheatley is a director of BMA Gold Limited. Mr. Williamson is a director of Goldcorp Inc., Quadra Mining Ltd. and Bioteq Environmental Technologies Inc. Mr. Froneman is a director of Aflease Gold Limited, a majority-owned subsidiary of the Corporation which is listed on the JSE Limited (the Johannesburg stock exchange). Mr. Telfer is a director of Goldcorp Inc., Peak Gold Ltd. and Bioteq Environmental Technologies Inc.

Director Investment Requirements

The Board Guidelines require that, absent general restrictions on share ownership arising by virtue of a director's professional or occupational circumstances, directors are required within two years of joining the Board to have acquired Common Shares of the Corporation equal in value to at least two times the amount of any annual retainer first payable to them, and to thereafter maintain ownership of such shares during their tenure as directors. As part of the Corporate Governance and Nominating Committee's periodic review of the appropriate level of share ownership by the directors, the Committee recommended to the Board that the level of prescribed ownership for each director be set at 10,000 Common Shares to be achieved on or before December 31, 2007, and the Board approved such recommendation.

Mandate of the Board of Directors

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In addition to its statutory responsibilities, the Board Guidelines provide that the Board is responsible for:

(a) reviewing and approving the Corporation's strategic plans, including its business and financial strategies and major corporate actions and initiatives, and its annual budget and forecasts, including major resource allocations, expenditures and capital investments;

(b) monitoring the operational performance of the Corporation, including the execution of the Corporation's strategies and the effectiveness of management policies and decisions;

(c) overseeing the management and internal control of risks facing the Corporation, as well as the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures and internal controls;

(d) developing and implementing appropriate policies and procedures for communicating with the Corporation's shareholders and other stakeholders;

(e) selecting, monitoring and evaluating the performance and fixing the compensation of the Chief Executive Officer and developing and approving succession plans for the Chief Executive Officer, senior management and members of the Board; and

(f) ensuring that the Corporation's business is conducted in accordance with the Corporation's high standards of business and ethical conduct and in conformity with applicable laws and regulations.

The Board discharges its responsibilities directly and through its Committees, currently comprising the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Safety, Health and Environment Committee and the Board Operations Review Committee.

Position Descriptions

The Board has adopted written position descriptions for the Chairman, the Chief Executive Officer and the Chair of each Board committee.

The primary role of the Chairman is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are understood and respected and that the Board carries out its responsibilities effectively in accordance with the Board Guidelines. The Chairman ensures that the Board functions effectively, chairs meetings of the Board and shareholders and leads the Board in monitoring and evaluating the performance of the Chief Executive Officer.

The primary role of the Chief Executive Officer is to manage the Corporation in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Corporation's strategic plans, budgets and responsibilities with a view to increasing shareholder value. These responsibilities include maintaining and developing the Corporation's role as a leading uranium mining company, developing with the Board and implementing strategic plans for the Corporation, providing quality leadership to the Corporation's staff and ensuring the its human resources are properly managed and acting as an entrepreneur and innovator within the context of the Corporation's strategic goals.

The primary responsibilities of the Chair of each Board committee is to lead the committee in undertaking the duties and responsibilities that the committee is charged with by the Board; ensure that committee members receive all necessary information in a timely fashion; ensure that the committee has adequate access to all members of management; set agendas for and chair committee meetings; lead the committee in an annual review of its performance; and ensure the committee comprises members with the requisite skill, experience and training.

New Director Orientation and Continuing Education

The Corporate Governance and Nominating Committee in conjunction with the Chairman of the Board is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings and opportunities for meetings and discussions with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the directors, the Corporate Governance and Nominating Committee will periodically canvass the directors to determine their training and education needs and interests, arrange visits to the Corporation's facilities and operations, arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation and encourage and facilitate presentations by outside experts to the Board or committees on matters of importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers and employees receive and become familiar with the Code and acknowledge their understanding of its provisions. Any non-compliance with the Code is to be reported to the Chief Financial Officer or other appropriate person. A copy of the Code may be accessed on the Corporation's website at www.uranium1.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Corporation has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to directors, officers and employees to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to lead the process of identifying, evaluating and recommending to the Board suitable director candidates, having regard to the competencies and skills of the nominees, the needs of the Board and Board succession planning.

The Corporate Governance and Nominating Committee's responsibilities include monitoring and assessing the Board's relationship with management to ensure that the Board is able to function independently of management; assessing the effectiveness of the Board as a whole and assessing at least annually the optimum Board size; conducting an annual evaluation of the effectiveness of the Board and an annual peer evaluation process to provide feedback to individual directors on their effectiveness; conducting an annual assessment of the performance and independence of the Chairman; ensuring that appropriate Committee structure, mandate and membership are established and reviewed annually; reviewing and where appropriate approving requests by directors to engage the services of outside advisers; preparing and recommending to the Board annually the statement of corporate governance practices to be included in the Corporation's management information circular; and identifying and recommending to the Board individuals qualified to become Board members.

Compensation

The Compensation Committee, which is composed entirely of independent directors, assists the Board in the discharge of its responsibilities with respect to the setting of compensation for the directors and senior executive officers of the Corporation. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Corporation's overall compensation and benefits philosophies.

The Compensation Committee's responsibilities include reviewing and making recommendations to the Board regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other senior executives of the Corporation and preparing and recommending to the Board annually the report on executive compensation required to be included in the Corporation's management information circular.

Committees of the Board of Directors

The Board currently has five standing Committees - Audit, Compensation, Corporate Governance and Nominating, Safety, Health and Environment and Technical Operations. Each of the Audit, Compensation and Corporate Governance and Nominating Committee are composed entirely of members who are independent of the Corporation within the meaning of NI 58-101. The Corporation does not have an executive committee of the Board.

Audit Committee

The Audit Committee currently consists of Mr. Adams, who serves as its Chair, and Messrs. Rosenberg and Williamson. During 2006, Mr. Williamson served as Chair of the Audit Committee.

The Audit Committee assists the Board in its oversight role with respect to the quality and integrity of the Corporation's financial statements, the performance, qualifications and independence of the Corporation's independent auditors, the performance of the Corporation's internal audit function and the Corporation's compliance with legal and regulatory requirements. Further information regarding the Audit Committee is contained in the Corporation's annual information form dated March 28, 2007 (the "AIF"), available on SEDAR at www.sedar.com. A copy of the charter of the Audit Committee is attached to the AIF as Schedule "A" and is available on the Corporation's website at www.uranium1.com.

In 2006, the Audit Committee met six times. Each meeting was attended by all of the members of the Committee.

Compensation Committee

The Compensation Committee currently consists of Mr. Williamson, who serves as its Chair, and Messrs. Adams and Telfer. During 2006, the Compensation Committee comprised Mr. MacGibbon (Chair), and Messrs. Hodgson and Williamson.

The Compensation Committee assists the Board in the discharge of its responsibilities with respect to the setting of compensation for the directors and senior executive officers of the Corporation. The Committee ensures the Corporation has an executive compensation plan that is both motivational and competitive, so that the Corporation will attract, retain and motivate its senior executives. A copy of the charter of the Compensation Committee is available on the Corporation's website at www.uranium1.com.

In 2006, the Compensation Committee met three times. Each meeting was attended by all of the members of the Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Mr. Rosenberg, who serves as its Chair, and Messrs. Adams and Telfer. During 2006, the Corporate Governance and Nominating Committee comprised Mr. Rosenberg (Chair), and Messrs. Adams and MacGibbon.

The Corporate Governance and Nominating Committee assists the Board in the discharge of its duties and responsibilities with respect to ensuring the effectiveness of the systems of corporate governance of the Corporation, including by coordinating an annual evaluation of the Board, its committees and individual Board members and assessment of the Corporate Governance Guidelines of the Board and the charters of each Board committee. The Committee also leads the process of identifying, evaluating and recommending to the Board suitable Director candidates, having regard to the competencies and skills of the nominees, the needs of the Board and its committees and Board succession planning

The Corporate Governance and Nominating Committee met once in 2006. The meeting was attended by all of the members of the Committee.

Safety, Health and Environment Committee

The Safety, Health and Environment Committee currently consists of Mr. Hodgson, who serves as its Chair, and Messrs. Froneman, Shirvington and Wheatley. During 2006, the Safety, Health and Environment Committee comprised Mr. Hodgson (Chair), and Messrs. Froneman and Wheatley. Prior to Mr. Hodgson joining the Board in July 2006, Mr. Wheatley served as the Chair of the Safety, Health and Environment Committee.

The Safety, Health and Environment Committee reviews and monitors the environmental, health and safety and sustainability policies and activities of the Corporation on behalf of the Board of Directors.

The Safety, Health and Environment Committee met twice in 2006. The meeting was attended by all of the members of the Committee.

Technical Operations Committee

The Technical Operations Committee consists of Mr. Shirvington, who serves as its Chair, and Messrs. Froneman, Hodgson and Wheatley.

The Technical Operations Committee oversees the execution of the Corporation's operating and development assets in Kazakhstan, South Africa and Australia. This Committee, which was formally constituted on April 26, 2007 following completion of the UrAsia acquisition, did not meet during 2006 and has not yet adopted a formal charter.

Board and Director Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. During

2006, the Chairman of the Corporate Governance and Nominating Committee developed a written questionnaire that was sent to each director, asking members to evaluate the Board, its committees and its members and seeking their comments and any suggestions for improvement. The Chairman of the Corporate Governance and Nominating Committee then met with the Board and with the Chairman to discuss the results of this evaluation.

The overall conclusion from these questionnaires and formal discussions was that the Board and its committees were working effectively. Several improvements have been implemented as a result of these assessments, including an expansion of the Board's skill sets in technical operational expertise, adjustments in the Board's meeting schedule, an increase in the frequency of face to face Board meetings and the delegation to the Audit Committee of the responsibility for approving interim financial statements and interim management's discussion and analysis.

GENERAL

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2006 which accompany this Information Circular and can also be found on SEDAR at www.sedar.com and on the Corporation's website at www.uranium1.com. Shareholders may also contact the Vice President, Investor Relations of the Corporation by phone at (416) 350-3657 or by email at chris.sattler@uranium1.com to request copies of these documents.

Directors' Approval

The contents of this Information Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ian Telfer*
Ian Telfer
Chairman of the Board

Vancouver, British Columbia
May 8, 2007

Schedule "A"

Special Resolution to Approve Amendment to Articles – Number of Directors

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Company be amended as follows:

   (a) to permit the Corporation to have a minimum of three (3) and a maximum of twelve (12) directors; and

   (b) to delete Section 2 of Schedule E of the Corporation's Articles of Continuance in its entirety and to replace it with the following:

   "(2) The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be nine (9); and"; and

2. The directors may revoke this special resolution before it is acted on without further approval of the shareholders.

Schedule "B"

Special Resolution to Approve Amendment to Articles - Change of Corporate Name

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation shall, in accordance with section 173(1) of the *Canada Business Corporations Act* (the "CBCA"), amend its articles to change its corporate name to "Uranium One Inc.", subject to regulatory approval;

2. The directors of the Corporation may, pursuant to section 173(2) of the CBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3. Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed under the seal of the Corporation or otherwise and to deliver or cause to be delivered such other documents and instruments and to do or cause to be done such other acts and things as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule "C"

Resolution to Approve Amendment to Restricted Share Plan

NOW THEREFORE BE IT RESOLVED THAT:

1. The amendment to the Corporation's Restricted Share Plan to increase the number of Common shares reserved for issuance upon exercise of the rights granted thereunder from 1,000,000 to 3,000,000 and the reservation for issuance under such plan of an additional 2,000,000 Common Shares is hereby authorized and approved.

2. The Corporation be and it is hereby authorized and directed to issue such Common Shares pursuant to the Restricted Share Plan as fully paid and non-assessable shares of the Corporation.

3. Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed under the seal of the Corporation or otherwise and to deliver or cause to be delivered such other documents and instruments and to do or cause to be done such other acts and things as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule "D"

Corporate Governance Guidelines of the Board of Directors

1. General

These Guidelines have been developed by the Board of Directors of sxr Uranium One Inc., on the recommendation of its Corporate Governance Committee, to promote the effective functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. These Guidelines reflect the Board's commitment to attaining and maintaining a high standard of corporate governance, in accordance with the spirit as well as the letter of applicable securities legislation and stock exchange requirements.

These Guidelines are an evolving set of principles, subject to modification and updating as circumstances warrant. The Corporate Governance Committee of the Board is responsible for reviewing these Guidelines at least once a year and for recommending any changes to these Guidelines to the Board. Nothing in these Guidelines is intended to expand applicable standards of liability under statutory or regulatory requirements for directors of the Corporation.

2. Role, Responsibilities and Interaction with Management

2.1 Role of the Board. The Board is responsible, directly and through its Committees, for the supervision of the management of the business and affairs of the Corporation. The Board seeks to ensure the viability and long-term financial strength of the Corporation and the creation of enduring shareholder value. In pursuing these objectives, the Board will have regard to the best interests of the shareholders and the Corporation and to the needs of its other stakeholders, including the needs of the communities in which the Corporation conducts its business and the needs of its employees, suppliers and customers.

2.2 Responsibilities. In addition to its statutory responsibilities, the Board's primary responsibilities include:

(a) to review and approve the Corporation's strategic plans, including its business and financial strategies and major corporate actions and initiatives, and its annual budget and forecasts, including major resource allocations, expenditures and capital investments;

(b) to monitor the operational performance of the Corporation, including the execution of the Corporation's strategies and the effectiveness of management policies and decisions;

(c) to oversee the management and internal control of risks facing the Corporation, as well as the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures and internal controls;

(d) to develop and implement appropriate policies and procedures for communicating with the Corporation's shareholders and other stakeholders;

(e) to select, monitor, evaluate the performance and fix the compensation of the CEO and to develop and approve succession plans for the CEO, senior management and members of the Board; and

(f) to ensure that the Corporation's business is conducted in accordance with the Corporation's high standards of business and ethical conduct and in conformity with applicable laws and regulations.

2.3 Board Interaction with Management. The day-to-day management of the business and affairs of the Corporation is the responsibility of the CEO and senior management of the Corporation. As part of their operational responsibility, the CEO and senior management are charged with:

(a) managing the Corporation's day-to-day business operations and carrying out the Corporation's strategic objectives within operating plans and budgets approved by the Board;

(b) identifying and developing strategic plans to be reviewed and approved by the Board and, upon such review and approval, implementing such plans;

(c) developing annual operating plans and budgets to be reviewed and approved by the Board and, upon such review and approval, implementing such plans and budgets;

(d) taking such action as is necessary and appropriate to implement direction or guidance given by the Board and its Committees from time to time;

(e) selecting qualified management and implementing an organizational structure that is efficient and appropriate for the Corporation's particular circumstances;

(f) identifying and managing the risks that the Corporation undertakes in the course of carrying out its business;

(g) being responsible for the integrity of the Corporation's financial reporting systems and establishing and supervising the operation of systems that allow the Corporation to produce financial statements that fairly present the Corporation's financial condition; and

(h) operating the Corporation in a lawful and ethical manner.

2.4 Board Communications Policy. The Board approves the content of the Corporation's major communications to shareholders and the investing public, including the interim and annual reports, management proxy circulars and annual information form and any prospectuses that may be prepared and filed. The Board believes that it is the function of management, led by the CEO, to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual Directors may from time to time be requested by management to assist with such communications.

3. Composition

3.1 Independent Director Majority. The Board must have the capacity, independently of management, to fulfill the Board's responsibilities and must be able to make an objective assessment of management and management's initiatives. The Corporation is accordingly committed to the recruitment of directors who are independent within the meaning of *Multilateral Instrument 52-110 - Audit Committees*, as amended from time to time, and such other criteria for independence as may be contained in laws, rules, regulations and listing requirements to which the Corporation is subject. Such independent directors will comprise a majority of the Board at all times.

3.2 Number. The Board is committed to reviewing its size periodically and currently considers 9 directors to be an appropriate number for the size of the Corporation and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Corporation. As circumstances change

from time to time, the Corporate Governance Committee shall make recommendations regarding increasing or decreasing the size of the Board.

3.3 Chair and Secretary. The Chair of the Board shall be an independent non-executive director, selected by the Board from among its members. The Secretary of the Corporation will serve as Secretary to the Board.

3.4 Composition. The Board shall be composed of individuals of integrity, who shall together embody a blend of knowledge, skills, characteristics, experiences and perspectives appropriate for the Corporation. The Board shall have an appropriate balance of power and authority, such that no one individual or block of individuals can dominate Board decision-making.

3.5 Board Nominations. The Nominating Committee shall on an annual basis, in accordance with its Charter and in consultation with the Chair, recommend to the Board the individuals to be nominated as directors of the Corporation.

3.6 Selection Criteria. In arriving at its recommendations, the Nominating Committee will assess the general and specific criteria applicable to candidates to be considered for nomination to the Board, with a view to maintaining the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and business operations of the Corporation. The review will take into account the desirability of maintaining a reasonable diversity of background skills and experience and personal characteristics among the directors, along with the key common characteristics required for effective Board participation. The Committee will have appropriate regard to the importance of ensuring board continuity, subject to performance and eligibility for re-election. The Nominating Committee is responsible for reviewing with the Board, on an annual basis, whether the Board continues to satisfy the non-executive majority requirement.

3.7 Election, Term and Vacancy. The nominees selected by the Board in accordance with the provisions hereof will be proposed for election by the shareholders at the Corporation's annual general meeting and will hold office until the next annual meeting or their resignation. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

3.8 Change in Circumstances. Any executive director whose employment at the Corporation terminates for any reason (including normal retirement) is expected to resign promptly from the Board unless expressly otherwise agreed in advance. Any director who has a change of employer or primary occupation, or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement), will offer his or her resignation to the Board for consideration, to give the Board an opportunity to review the continued appropriateness of Board membership under such circumstances.

3.9 Service on Other Boards. Directors of the Corporation may serve on the boards of other companies; in light of the negative impact of competing time commitments when directors serve on multiple boards, directors are encouraged to limit the number of other boards on which they serve. The Nominating Committee and the Board will take into account the nature of and time involved in a director's service on boards of other companies in evaluating the suitability of individual directors for election or re-election. Directors shall advise the Chair of the Board prior to accepting an invitation to serve on another public company board or an appointment to serve on the audit or compensation committee of another public company board.

3.10 Director Orientation. The Corporate Governance Committee, in conjunction with the Chair and CEO, is responsible for ensuring that new directors are provided with an orientation and education program and for periodically providing materials for all directors on subjects relevant to their duties as Board members. Director orientation will include written information about the duties and obligations of directors and these Guidelines, presentations by senior management on the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its external auditors, as well as on-site tours of the Corporation's operations.

3.11 Ongoing Director Education. The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporate Governance Committee will periodically canvass the directors to determine their training and education needs and interests, arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as directors of the Corporation and encourage and facilitate presentations by outside experts to the Board or committees on matters of interest or emerging significance.

3.12 Director Share Ownership. The Board has determined that ownership of the Corporation's shares by directors should be encouraged as one way of helping to align the interests of directors with those of shareholders. Absent general restrictions on share ownership arising by virtue of a director's professional or occupational circumstances, directors are required within two years of joining the board to have acquired common shares of the Corporation equal in value to at least two times the amount of the annual retainer first payable to them, and to maintain thereafter ownership of such shares during their tenure as directors. The Corporate Governance Committee will periodically review and make recommendations to the Board as to what level of director share ownership is appropriate for the Corporation.

3.13 Loans. The Corporation does not make any personal loans or extensions of credit to directors or executive officers.

3.14 Performance Assessments. The Corporate Governance Committee and the Chair will facilitate annual assessments of the performance of the Board, Board committees and individual directors.

3.15 Outside Advisers for Individual Directors. Occasionally, individual Directors may need the services of a legal adviser, accountant or other outside expert to assist on matters involving their responsibilities. Any Director who wishes to engage an outside adviser at the expense of the Corporation must obtain the approval of the Corporate Governance Committee, generally in consultation with the Chair of the Board.

4. Compensation

4.1 Compensation. The outside/independent directors of the Corporation are entitled to receive reasonable remuneration for their services as may be determined by the Board from time to time on the recommendation of the Compensation Committee as well as reimbursement of expenses incurred on Corporation business or in attending Board and Board committee meetings. A meaningful portion of compensation will be in the form of share options or other equity-based incentives to better align the interests of the Directors with those of the Corporation's shareholders. Directors who are also executive officers will not receive compensation for their services as directors in addition to the compensation received by them in their capacities as officers.

4.2 Annual Review. The Compensation Committee will review at least annually and make recommendations to the Board regarding the cash and non-cash remuneration, perquisites and other benefits to be paid for the services of the outside/independent Directors. In making its recommendations, the Committee will have regard to the form and amount of remuneration paid to directors of comparable companies, to current market practices, and to any other factors consistent with the principles set out herein which it deems appropriate.

5. Operations

5.1 Meetings. The Board will meet as frequently as is determined to be necessary but not less than four times per year, usually every quarter. The Chair, in consultation with the CEO, will develop the agenda for each Board meeting. All directors may, and are encouraged to, provide input to the agenda.

5.2 Notice. Under normal circumstances, the date, time and place of a regular meeting of the Board will be fixed and notified not less than five business days in the advance of the meeting and the agenda and supporting material will be distributed not less than four business days before the meeting.

5.3 Quorum and Procedure. A majority of the members of the Board constitutes a quorum for the transaction of business at all meetings of the Board. Except as expressly provided herein or in the Corporation's by-laws or as required by applicable law, rule, regulation or listing standards, the Board shall set its own procedure.

5.4 Attendance at Meetings. Directors are expected to attend all meetings of the Board and the Committees on which they serve, to come to such meetings fully prepared and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should as soon as practicable after the meeting contact the Chair, the CEO or the Secretary of the Corporation for a briefing on the substantive elements of the meeting.

5.5 Confidentiality. Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings except to the extent the information is publicly disclosed by the Corporation or as may be required by applicable law or as the Chair may otherwise specify.

5.6 Independent Director Meetings. The independent directors shall meet as a group, without the presence of management or non-independent directors, at every quarterly Board meeting or more frequently as needed, under the leadership of the Chair.

5.7 Attendance by Management and Others. The Board appreciates the value of having non-directors attend Board meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, may request that any officers or other employees of the Corporation, or any other persons whose advice and counsel are sought by the Board, attend any meeting of the Board to provide such pertinent information as the Board requests. No non-director may attend a Board meeting without the prior approval of the Chair.

5.8 Information for Board Meetings. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the Directors in advance of the meeting. Such materials should be concise, yet complete, with one or more summary pages, and be prepared in a way to focus attention on critical issues to be considered by the Board. Reports may be presented during Board meetings by members of the Board, management and/or staff or by invited outside advisers. It is recognized that, under some circumstances, due to the confidential nature of matters discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

5.9 Conflicts. Directors must never be in an undisclosed conflict of interest with the Corporation. A director who has a real or potential conflict of interest regarding any particular matter under consideration should advise the Board or Board Committee, as the case may be, refrain from debate and abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.

6. Committees

6.1 Committees. The Board in its discretion and subject to the provisions of applicable laws, regulations and listing requirements may form and delegate authority to Committees. The Board currently has the following standing committees - Audit, Compensation, Corporate Governance, Nominating and Environment, Health & Safety and Sustainability Committee. Other Committees may be established from time to time by Board resolution.

6.2 Charters. Each standing Committee shall have its own written charter, adopted by the Board, setting forth the purposes, goals and responsibilities of the Committee as well as the qualifications for Committee membership and procedures for appointment, Committee structure and operations, and Committee duties and responsibilities. The charters will also provide that each Committee will annually evaluate its own performance and report its conclusions and recommendations for change to the Board for review, discussion and approval.

6.3 Composition and Chairs. The Audit, Compensation and Corporate Governance Committees will each be composed solely of three or more independent non-executive directors, and will each be chaired by one such independent non-executive director. The Nominating and Environment, Health & Safety and Sustainability Committees will comprise three directors, a majority of whom will be non-executive directors, and will each be chaired by one such non-executive director. Subject to the foregoing, each Committee will appoint its own chair from among its members.

6.4 Selection and Rotation of Members. The Corporate Governance Committee will recommend Committee members to the Board in accordance with the provisions of these Guidelines and the applicable Committee charter, after consultation with the Chair and the CEO and taking into consideration the desires of individual Board members. Although rotation of directors among committees is not mandatory, the Corporate Governance Committee will give due consideration to any benefits of periodic rotation in making its recommendations to the Board. Each member of the Committee will serve until his or her successor is elected or appointed or until such member's resignation or removal by a majority vote of the Board.

6.5 Committee Guidelines. All Board Committees operate under the following guidelines:

(a) Each Committee will meet at least once a year or more frequently as deemed necessary by the Committee. Committee chairs, in consultation with appropriate members of management, will set the agenda for Committee meetings.

(b) A majority of the members of a Committee constitutes a quorum for the transaction of business at all meetings of the Committee.

(c) A Committee chair may invite such director or, in consultation with the CEO, such employees of the Corporation as may be considered desirable to attend Committee meetings and assist in the discussion and consideration of the business of the Committee.

(d) A Committee may from time to time require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

(e) At the next Board meeting following each meeting of a Committee, the Committee chairs will report to the Board on the activities of the Committee. Minutes of Committee meetings will be made available to all directors and filed with the Secretary of the Corporation.

(f) Each Committee will conduct an annual performance assessment and shall report to the Board the results thereof.

(g) Each Committee will annually assess the adequacy of its charter and recommend any changes to the Board for approval.

(h) The proceedings of all Committee meetings will be minuted. The Secretary of the Corporation, or such other individual as may be appointed by the chair of the Committee, will act as secretary to each Committee.

6.6 Responsibilities of Committee Chairs. The chair of each Committee will:

(a) lead the Committee in undertaking the duties and responsibilities that it is charged with by the Board as outlined in its charter;

(b) ensure that Committee members receive in a timely fashion all the information they require;

(c) ensure that the Committee has adequate access to all members of management necessary for it to undertake its responsibilities;

(d) set agendas for and chair Committee meetings;

(e) lead the Committee in an annual review of its performance; and

(f) ensure the Committee comprises members with the requisite skill, experience and training relative to the Committee's responsibilities.

7. Other

7.1 CEO Evaluation. The Compensation Committee will conduct an annual review of the CEO's performance and report its assessments and decisions to the full Board for its review.

7.2 Code of Business Conduct and Ethics. All Directors, officers and employees are bound by the Corporation's Code of Business Conduct and Ethics. All who are affected by the Code are required to review it annually, and acknowledge their support and understanding thereof by signing it annually.

7.3 Reporting of Concerns. Consistent with the Corporation's 'whistleblower' policies and procedures, any employee who has a concern with respect to any activities of the Corporation, the honesty or integrity of any officer or employee of the Corporation, or the Corporation's financial reporting, accounting, internal accounting or other controls or any matters relating to the Corporation's financial statements or any audit or financial review by the Corporation's internal audit function or independent auditors, may communicate that concern directly to the chair of the Audit Committee. Mechanisms under such policies and procedures shall exist to provide that any such communication shall be confidential and

anonymous. The Company shall implement procedures to prohibit any officer or employee from retaliating or taking any adverse action against any employee who raises or helps to resolve any concern so communicated.

7.4 Publication of Guidelines and Charters. Copies of these Guidelines, the charters of each Committee of the Board, the Corporation's Code of Business Conduct and Ethics and the Confidentiality, Disclosure and Insider Trading Policy of the Corporation shall be available on the Corporation's website at all times.

7.5 Review of Guidelines. The Corporate Governance Committee will review these Guidelines periodically and any recommended changes will be submitted to the Board for approval.

BOWNE
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Form of Proxy - Annual and Special Meeting to be held on June 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 12:30 pm, Eastern Time, on June 5, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

29MA07091 E SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of sxr Uranium One Inc. voting shares hereby appoint: Ian Telfer, Chairman of the Board and a Director of the Corporation, or failing him, Neal J. Froneman, President, Chief Executive Officer and a Director of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of sxr Uranium One Inc. to be held at the West Dining Room at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Thursday, June 7, 2007 at 12:30 p.m. (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Andrew B. Adams	☐	☐
02. Dr. Massimo C. Carello	☐	☐
03. Neal J. Froneman	☐	☐
04. David Hodgson	☐	☐
05. Terry Rosenberg	☐	☐
06. Phillip Shirvington	☐	☐
07. Ian Telfer	☐	☐
08. Mark Wheatley	☐	☐
09. Kenneth Williamson	☐	☐

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2. Appointment of Auditors

To appoint Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration.

For ☐ Withhold ☐

3. Resolution

To approve, by special resolution, the amendment of the articles of the Corporation to change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maximum of 12, as more particularly described in the accompanying management information circular.

For ☐ Against ☐

4. Resolution

To approve, by special resolution, the change of the Corporation's name to "Uranium One Inc." or to such other name as may be acceptable to the board of directors of the Corporation and to the regulators having jurisdiction over the Corporation.

For ☐ Against ☐

5. Resolution

To approve, by ordinary resolution, the amendment to the Restricted Share Plan of the Corporation to increase the maximum number of common shares issuable thereunder, as more particularly described in the accompanying management information circular.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Uranium One Announces Financial Results for Q1 2007

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO and JOHANNESBURG, South Africa, May 14 /CNW/ - sxr Uranium One Inc. ("Uranium One") today reported unaudited financial results for the three months ended March 31, 2007. All figures are in US dollars unless otherwise indicated. Complete details of the March 31, 2007 financial statements and management's discussion and analysis thereon can be found on the Uranium One website www.uranium1.com and on SEDAR at www.sedar.com.

The unaudited financial results for the three months ended March 31, 2007 do not include the results from UrAsia Energy Ltd. ("UrAsia") which was acquired on April 20, 2007 subsequent to the quarter end. However, a discussion of the performance of UrAsia during the quarter is provided. UrAsia's financial statements for the three months ended March 31, 2007 and management's discussion and analysis thereon can be found on the Uranium One website and on SEDAR at www.sedar.com under UrAsia Energy Ltd.

Q1 2007 Highlights

sxr Uranium One

Financial

<<

- In line with expectations, a Q1 operating loss of $8.9 million and a net loss of $3.8 million ($0.03 per share - basic and fully diluted), compared to an operating loss of $9.6 million and net loss of $1.9 million ($0.02 per share - basic and fully diluted) in Q1 2006.
- An increase from December 31, 2006 of $39.8 million in non-current assets to $330.1 million at March 31, 2007, primarily as a result of additions to property, plant and equipment at Dominion, Honeymoon and Modder East.
- Cash balances declined to $287.7 million as at March 31, 2007, from $327.5 million at December 31, 2006, primarily due to the capital spent on the further development of projects.

Dominion Uranium Project
- The National Nuclear Regulator (NNR) issued a Certificate of Registration (CoR) in February 2007.
- Processing of ore from underground commenced in February 2007; ramp-up of production from underground, and completion of all plant components, is ongoing in order to meet stated production targets.
- Milestone achievements at the plant during the quarter include:
  - Hot commissioning on February 28, 2007 of the atmospheric leach circuit, including the uranium counter current decantation circuit
  - Boiler operated at design capacity and passed a performance guarantee test
  - On-site assay laboratory is operational for all plant samples

Honeymoon Uranium Project
- Design work by the EPCM contractor, Bateman, is underway.
- Work is proceeding on infrastructure for the Honeymoon Uranium Project.

Other
- Completion of purchase from US Energy Corp. of the Shootaring Canyon Uranium Mill and associated properties on April 30, 2007.

>>

UrAsia Energy

Uranium One has a 70% stake in the Betpak Dala Joint Venture which owns the Akdala and South Inkai uranium mines. Production from the Akdala Uranium Mine is running ahead of budgeted expectations and due to its low cash cost of $12/lb is generating significant cash flow at the current uranium price. As a result, all outstanding loans from UrAsia to the Betpak Dala Joint Venture have been repaid ahead of schedule. Development work is proceeding at South Inkai and Kharassan, which is part of the Kyzylkum Joint Venture of which sxr Uranium One is a 30% joint venture partner. Production from South Inkai and Kharassan is anticipated to commence by the end of 2007.

<<

Highlights from Q1 2007

- The transaction to acquire UrAsia was negotiated during the quarter and completed on April 20, 2007.
- U(3)O(8) production at the Akdala Uranium Mine in Q1 2007 amounted to 497,000 pounds (191,000 kg U), which was 10% ahead of budget for the year to date.
- Attributable U(3)O(8) sales from Akdala during Q1 2007 were 605,000 pounds (233,000 kg U).
- $41.7 million of attributable revenue was earned from Akdala uranium sales, with resultant operating earnings of $29.8 million.
- Average realized sales price for U(3)O(8) in Q1 2007 was $69 per pound (the average spot price for U(3)O(8) during this period was approximately $85 per pound); the average cash production cost per pound of U(3)O(8) sold was approximately $12 per pound.
- Net income for Q1 2007 was $8.0 million ($0.02 per share). This included a non-cash expense of $8.6 million arising from an exchange loss on the revaluation of future income tax liabilities. If this item were to be excluded, net income for the period would have been $16.5 million.
- Due to improved cash flow from uranium sales at Betpak Dala, all outstanding loans payable to UrAsia by Betpak Dala were repaid during Q1 2007 (these had stood at $62.6 million on December 31, 2006).
- At South Inkai, exploration and production drilling are on schedule. Construction is slightly behind schedule, but the contractor workforce has been enlarged and the number of shifts on site has been increased so the project can revert to schedule by the last quarter, when the first production is expected.
- Four new GEFCO drill rigs are now at the two development sites and the training of crews has begun.
- At Kharassan, some delays in construction have been experienced due to wet weather and floods. Drilling is 1-2 months behind schedule due to rig shortages, but the lost time is expected to be made up following the commissioning of the two new GEFCO rigs which are now on site. Production is still scheduled to begin during the last quarter.

>>

Uranium One's President and CEO Neal Froneman commented:

"Uranium One is producing uranium and has established itself as an emerging senior global uranium company. Akdala is a high margin asset, is performing ahead of our expectations and is generating significant cash flow at the current uranium price. Our existing uranium sales contracts provide exposure to further potential increases in the uranium price while maintaining floor price protection on the majority of our contracts. Uranium One has further near-term production visibility, from a number of world class assets in South Africa, Kazakhstan, the United States, Canada and Australia. With the conclusion of the acquisition of UrAsia Energy and the purchase of the Shootaring Canyon Mill and associated properties from U.S. Energy, Uranium One is well placed to participate in further consolidation of the global uranium industry."

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharassan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: This press release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information about Uranium One, please visit www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 83 628 0226; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 671-3341/
(SXR.)

CO: sxr Uranium One Inc.

CNW 09:05e 14-MAY-07

uraniumone

Interim financial statements

(Unaudited - Prepared by Management)
As at and for the three month period ended March 31, 2007

sxr Uranium One Inc.

Consolidated Balance Sheets

As at March 31, 2007 and December 31, 2006
(in US dollars)

	Notes	Unaudited as at Mar 31, 2007 $'000	Unaudited as at Dec 31, 2006 $'000
ASSETS			
Current assets			
Cash		287,693	327,516
Accounts receivable		31,124	22,184
Inventories		1,648	2,342
		320,465	**352,042**
Non-current assets			
Property, plant and equipment	3	325,989	286,855
Asset retirement fund		4,071	3,427
		330,060	**290,282**
Total assets		**650,525**	**642,324**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		28,069	31,347
Current portion of lease obligations		943	1,272
Short term loans	4	50,664	51,659
		79,676	**84,278**
Non-current liabilities			
Asset retirement obligations		4,416	4,924
Lease obligations		293	304
Convertible debentures		112,991	108,653
Future taxation liability		30,527	30,863
		148,227	**144,744**
Non-controlling interest		11,406	7,688
SHAREHOLDERS' EQUITY			
Share capital	5	525,356	513,966
Contributed surplus	6	16,755	15,966
Convertible debentures		20,937	20,937
Accumulated deficit		(161,318)	(157,505)
Comprehensive income		9,486	12,250
		411,216	**405,614**
Total equity and liabilities		**650,525**	**642,324**

See accompanying notes to the Consolidated Financial Statements, including:

- *Basis of preparation (note 2.1)*
- *Subsequent events (note 10)*

sxr Uranium One Inc.

Consolidated Statements of Operations and Deficit

For three months ended March 31, 2007 and March 31, 2006

(in US dollars, except for per share amounts)

	Notes	Unaudited 3 months ended Mar 31, 2007 $'000	Unaudited 3 months ended Mar 31, 2006 $'000
Gold sales		**688**	**1,021**
Cost of sales		(715)	(3,373)
Gross loss		**(27)**	**(2,352)**
Sundry income		716	114
General and administrative expenditure		(2,677)	(1,545)
Share options expensed		(1,741)	(3,201)
Restricted shares expensed		(695)	-
Exploration expenditure		(4,517)	(2,597)
Other net income		-	(49)
Operating loss		**(8,941)**	**(9,630)**
Interest income		3,530	776
Interest expense		(4,097)	(340)
Dilution gain on disposal of investments		5,741	8,135
Foreign exchange losses on cash		(202)	-
Loss before income taxes		**(3,969)**	**(1,059)**
Provision for income taxes		-	(1,022)
Net loss before non-controlling interest		**(3,969)**	**(2,081)**
Non-controlling interest in loss of subsidiary		156	171
Net loss		**(3,813)**	**(1,910)**
Accumulated deficit at the beginning of the period		(157,505)	(114,399)
Accumulated deficit at the end of the period		**(161,318)**	**(116,309)**
Basic and diluted loss per common share (cents)	7	(2.81)	(1.91)
Weighted average number of basic and diluted common shares outstanding	7	135,781,818	99,934,468

See accompanying notes to the Consolidated Financial Statements

sxr Uranium One Inc.

Consolidated Statements of Comprehensive Income

For three months ended March 31, 2007 and March 31, 2006

(in US dollars)

	Unaudited 3 months ended Mar 31, 2007 $'000 Total	Unaudited 3 months ended Mar 31, 2006 $'000 Total
Balance at the beginning of the period	12,250	21,534
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(2,764)	(677)
Balance at the end of the period	**9,486**	**20,857**

sxr Uranium One Inc.

Consolidated Statements of Cash Flows

For the quarters ended March 31
(in US dollars)

	Unaudited 3 months ended Mar 31, 2007 $'000	Unaudited 3 months ended Mar 31, 2006 $'000
Net loss	(3,813)	(1,910)
Add back: Net interest expense / (income)	567	(436)
Add back: Non-cash items:		
- Non-controlling interest in loss of subsidiary	(156)	(171)
- Dilution gain on disposal of investments	(5,741)	(8,135)
- Depreciation and amortization	118	228
- Provision for income taxes	-	1,022
- Unrealized foreign exchange losses on cash	214	-
- Share options expensed	1,741	3,201
- Restricted shares expensed	695	-
Movement in working capital:		
- Decrease in inventories	617	52
- Increase in accounts receivable	(8,824)	(1,583)
- Decrease in accounts payable and accrued liabilities	(2,327)	(1,047)
- Increase in asset retirement obligations	(231)	(183)
Cash utilized by operations	**(17,140)**	**(8,962)**
Net cash interest received	3,117	436
Cash flows from operating activities	**(14,023)**	**(8,526)**
Cash taken over from Sub-Nigel	-	1,933
Additions to property, plant and equipment	(45,473)	(12,965)
Increase in asset retirement fund	(648)	(5)
Cash flows from investing activities	**(46,121)**	**(11,037)**
Net proceeds from the issue of ordinary shares and share options exercised	50	139,607
Net proceeds from the issue of ordinary shares by subsidiary	9,877	-
Net proceeds from the exercise of warrants	9,743	-
Loan received during the period	-	5,381
Decrease in capital element of finance leases	(294)	(293)
Cash flows from financing activities	**19,376**	**144,695**
Effects of exchange rate changes on cash held in foreign currencies	**945**	**(1,093)**
Net (decrease) / increase in cash	(39,823)	124,039
Cash at the beginning of the period	327,516	10,891
Cash at the end of the period	**287,693**	**134,930**
Non-cash movements:		
Interest accrued and foreign exchange movements on short term loans	(995)	-
Interest accrued and foreign exchange movements on convertible debentures	4,338	-

See accompanying notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007

1 NATURE OF OPERATIONS AND BASIS OF PREPARATION

The unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Notes to the Corporation's audited annual consolidated financial statements for the year ended December 31, 2006, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim period presented.

sxr Uranium One Inc. (the "Corporation" or "Uranium One") is a Canadian corporation with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange), engaged through subsidiaries and joint ventures in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia, Canada and the United States, and gold in South Africa.

The Corporation's principal assets are the Dominion Uranium Project in South Africa and the permitted Honeymoon Uranium Project in South Australia. Through a joint venture with Pitchstone Exploration Ltd. ("Pitchstone"), the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan. The Corporation's Uranium One Africa Limited subsidiary holds 68.05% (December 31, 2006: 71.36%) of Aflease Gold Limited, which owns the Modder East Gold Project and related gold assets in South Africa.

2 SIGNIFICANT NEWLY ADOPTED ACCOUNTING POLICIES

2.1 Basis of preparation

In the current quarter, the Corporation has adopted all of the new and revised Standards and Interpretations issued by the Accounting Standards Board that are relevant to its operations and effective for annual reporting periods beginning on January 1, 2007. The adopted statements include:

- Section 1530 - Comprehensive Income
- Section 3855 - Financial Instruments - Recognition and measurement
- Section 3865 - Hedges

The adoption of these Standards and Interpretations had no material financial impact on the financial statements of the Corporation. The newly adopted policies are illustrated below:

2.2 Financial assets

The Corporation classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Corporation commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

2 SIGNIFICANT NEWLY ADOPTED ACCOUNTING POLICIES (continued)

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within other (losses)/gains – net, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the Corporation's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of interest income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Corporation's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Corporation establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Corporation assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.2.1 Financial assets at fair value through profit and loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

2.2.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

2.2.3 Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2.3 Financial liabilities and equity instruments issued by the Corporation

Financial liabilities are classified as financial liabilities measured at fair value or other financial liabilities measured at amortized cost.

2.3.1 Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

2 SIGNIFICANT NEWLY ADOPTED ACCOUNTING POLICIES (continued)

2.3.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

2.3.3 Compound instruments

The component parts of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

3 PROPERTY, PLANT AND EQUIPMENT

	Unaudited as at Mar 31, 2007			Unaudited as at Dec 31, 2006		
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$'000	$'000	$'000	$'000	$'000	$'000
Mine development costs and mine plant facilities	189,170	(3,678)	185,492	149,266	(3,561)	145,705
Mineral and Undeveloped properties	139,540	-	139,540	140,421	-	140,421
Motor vehicles	860	(372)	488	662	(382)	280
Office equipment	1,016	(547)	469	953	(504)	449
	330,586	**(4,597)**	**325,989**	**291,302**	**(4,447)**	**286,855**
Owned assets			324,394			285,065
Leased assets			1,595			1,790
Total net carrying amount as at end of the period			**325,989**			**286,855**

Mine development costs and mine plant facilities comprise of the following projects:

	Unaudited as at Mar 31, 2007			Unaudited as at Dec 31, 2006		
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$'000	$'000	$'000	$'000	$'000	$'000
Dominium Uranium Project	173,311	(1,812)	171,499	137,585	(1,709)	135,876
Honeymoon Uranium Project	5,368	(1,269)	4,099	3,253	(1,173)	2,080
Modder East Gold Project	10,491	(597)	9,894	8,428	(679)	7,749
	189,170	**(3,678)**	**185,492**	**149,266**	**(3,561)**	**145,705**

3 PROPERTY, PLANT AND EQUIPMENT (continued)

Mineral and Undeveloped properties comprise:	Mineral properties		Undeveloped properties	
	Unaudited as at Mar 31, 2007 $'000	Unaudited as at Dec 31, 2006 $'000	Unaudited as at Mar 31, 2007 $'000	Unaudited as at Dec 31, 2006 $'000
Modder East	-	-	14,500	15,020
Sub-Nigel	-	-	14,888	15,423
Spaarwater	289	300	-	-
Honeymoon, Australia	5,299	5,246	31,801	31,818
Goulds Dam, Australia	-	-	24,921	24,921
Billeroo / Karkarook, Australia	-	-	43,170	43,170
Athabasca, Canada	2,474	2,366	2,198	2,157
	8,062	**7,912**	**131,478**	**132,509**

4 SHORT TERM LOANS

	Unaudited as at Mar 31, 2007 $'000	Unaudited as at Dec 31, 2006 $'000
February 2005 Nedcor Securities loan	265	199
August 2006 Nedcor Securities loan	50,399	51,460
Total liability	**50,664**	**51,659**

The February 2005 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Randgold and Exploration Company Limited ("Randgold") shares. This loan bears interest in South Africa at a variable rate currently at ZAR 8.95%, adjusted in terms of a formula which is influenced by movements in the Randgold share price. The effective interest rate for the period was ZAR 13.71%. The loan has no fixed repayment terms. The loan is repayable in South African rand.

The August 2006 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Aflease Gold shares. This loan bears interest in South Africa at a flat rate of ZAR 9% per annum, adjusted in terms of a formula which is influenced by movements in the Aflease Gold share price. The effective interest rate for the period was ZAR 5.81%. The loan will be repaid on September 20, 2007. The loan is repayable in South African rand.

These loans are classified as liabilities held to maturity and are carried at amortized cost.

5 SHARE CAPITAL

Ordinary shares	Number of shares		Value of shares	
	Unaudited 3 months ended Mar 31, 2007	Unaudited 12 months ended Dec 31, 2006	Unaudited 3 months ended Mar 31, 2007 $'000	Unaudited 12 months ended Dec 31, 2006 $'000
Opening balance of issued and outstanding shares	134,841,678	89,103,814	513,966	216,123
Common shares issued in public or private offering	-	43,195,830	-	301,510
Exercise of stock options and restricted shares	6,288	2,542,034	50	14,786
Exercise of warrants	1,800,000	-	11,340	-
Share issue costs	-	-	-	(18,453)
Closing balance of issued and outstanding shares	**136,647,966**	**134,841,678**	**525,356**	**513,966**

6 CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the period:

	Warrants Unaudited 3 months ended Mar 31, 2007 $'000	Restricted shares Unaudited 3 months ended Mar 31, 2007 $'000	Options Unaudited 3 months ended Mar 31, 2007 $'000	TOTAL Unaudited 3 months ended Mar 31, 2007 $'000	TOTAL Unaudited 12 months ended Dec 31, 2006 $'000
At the beginning of the period	1,813	1,347	12,806	15,966	11,367
Share options expensed	-	-	1,740	1,740	10,845
Share options exercised	-	-	(10)	(10)	(7,593)
Restricted shares expensed	-	695	-	695	1,367
Restricted shares exercised	-	(40)	-	(40)	(20)
Warrants exercised	(1,596)	-	-	(1,596)	-
At the end of the period	**217**	**2,002**	**14,536**	**16,755**	**15,966**

Assumptions

The fair value of Restricted shares used to calculate the compensation expense was determined as the share price at the grant date adjusted by the probability of the recipients remaining in the workforce until the vesting date.

The fair value of stock options used to calculate the compensation expense was estimated using the binomial option pricing model with the following assumptions:

	Unaudited 3 months ended Mar 31, 2007	Unaudited 12 months ended Dec 31, 2006
Risk free interest rate: Canadian rates	3.81% - 4.11%	3.81% - 4.11%
Expected dividend yield	0%	0%
Expected volatility of the Corporation's share price	60%	60%

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Corporation's stock options and restricted shares.

Options

Under the Corporation's Option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The plan is administered by the Board of Directors, which determines individual eligibility under the plan, number of shares reserved underlying the options granted to each individual (not exceeding 5% of issued and outstanding shares to any insider and not exceeding 1% of the issued and outstanding shares to any non-employee director on a non-diluted basis) and any vesting period which, pursuant to the stock option plan is generally one-third on the grant date, one-third on the first anniversary of the grant date and the remainder on the second anniversary of the grant date unless the board of directors determines otherwise. The board of directors, on December 8, 2006, decided to adopt an amended vesting schedule such that any options granted on and after December 8, 2006, would vest as to one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date.The maximum number of shares of the Corporation that are issuable pursuant to the plan is limited to 7.2% of issued and outstanding shares.

6 CONTRIBUTED SURPLUS (continued)

The following is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price	
	Unaudited 3 months ended Mar 31, 2007	Unaudited 12 months ended Dec 31, 2006	Unaudited 3 months ended Mar 31, 2007 $'000	Unaudited 12 months ended Dec 31, 2006 $'000
At the beginning of the period	5,487,901	5,268,610	7.97	0.47
Granted during the period	-	2,926,443	-	8.35
Exercised during the period	(1,600)	(2,518,309)	11.27	2.61
Forfeiture of share options	(28,556)	(188,843)	13.00	4.34
Total options outstanding at the end of the period	**5,457,745**	**5,487,901**	**7.94**	**7.97**

The stock option compensation expense for the first quarter of 2007 was $1.8 million (2006: $3.2 million) for the sxr Uranium One options and $0.1 million (2006: $0) for the Aflease Gold options. As at March 31, 2007, the aggregate unexpensed fair value of unvested stock options granted amounted to $6.6 million (2006: $7.4 million).

The following table summarizes certain information about the Corporation's stock options outstanding at March 31, 2007:

	Options outstanding			Options exercisable		
Range of Exercise Prices US$	Number outstanding as at Mar 31, 2007	Weighted average remaining life (years)	Weighted average exercise price $'000	Number exercisable as at Mar 31, 2007	Weighted average remaining life (years)	Weighted average exercise price $'000
1.15 to 1.59	916,211	3.69	1.48	471,443	3.69	1.49
2.19 to 2.85	173,922	3.69	2.33	121,584	3.69	2.34
3.13 to 3.84	1,241,292	3.68	3.55	1,060,164	3.67	3.56
4.04 to 4.92	352,421	3.54	4.12	263,682	3.49	4.13
5.52 to 6.78	1,647,034	3.89	6.75	1,062,639	3.89	6.75
7.17 to 12.28	1,126,865	4.63	11.68	162,189	4.57	10.95
	5,457,745	**3.97**	**7.94**	**3,141,702**	**3.80**	**5.91**

Options exercised during the first quarter of 2007 resulted in 1,600 shares being issued at an average exercise price of $11.27 per share.

Restricted shares

Under the Uranium One Restricted Share Plan, restricted share rights are granted to eligible employees, contractors and directors. Each restricted share right is exercisable for one common share of Uranium One at the end of the restricted period for no additional consideration. The vesting period is generally two-thirds on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The aggregate maximum number of shares available for issuance under the restricted share plan is capped at one million; the number of shares for issuance to non-employee directors may not exceed 0.5% of the total number of common shares outstanding on a non-diluted basis.

6 CONTRIBUTED SURPLUS (continued)

The following is a summary of the Corporation's Restricted shares issued under the Restricted Share Plan:

	Number of restricted shares	
	Unaudited 3 months ended Mar 31, 2007	Unaudited 12 months ended Dec 31, 2006
At the beginning of the period	413,501	-
Granted during the period	-	441,915
Exercised during the period	(4,688)	(28,414)
Forfeiture of restricted shares	(4,582)	-
Total Restricted shares outstanding at the end of the period	**404,231**	**413 501**

The grant date of 113,993 Restricted shares was December 8, 2006. The share price on grant date was $12.07 per share.

The grant date of 327,922 Restricted shares was June 7, 2006. The share price on grant date was $8.80 per share.

Restricted shares will not expire while the participant is in the employ of the Corporation.

The Restricted share expense for the quarter ended March 31, 2007 was $0.7 million (2006: $0). As at March 31, 2007 the aggregate unexpensed fair value of unvested Restricted shares granted amounted to $1.7 million (December 31, 2006: $2.4 million).

Warrants	Number of warrants		Allocated value		Average exercise price	
	Unaudited 3 months ended Mar 31, 2007	Unaudited 12 months ended Dec 31, 2006	Unaudited 3 months ended Mar 31, 2007 $'000	Unaudited 12 months ended Dec 31, 2006 $'000	Unaudited 3 months ended Mar 31, 2007 $	Unaudited 12 months ended Dec 31, 2006 $
At the beginning of the period	5,976,319	5,976,319	1,813	1,813	3.69	3.69
Exercised by BMO Nesbitt	(1,800,000)	-	(1,596)	-	5.39	-
At the end of the period	**4,176,319**	**5,976,319**	**217**	**1,813**	**2.96**	**3.69**

	Number of warrants	
Warrants comprise:	Unaudited as at Mar 31, 2007	Unaudited as at Dec 31, 2006
2008 Warrants	3,876,319	3,876,319
BMO Nesbitt Warrants	-	1,800,000
Series D Warrants	300,000	300,000
Total	**4,176,319**	**5,976,319**

The fair value of the 2008 warrants (previously referred to as the "Eastbourne warrants") was valued, for Canadian GAAP purposes, at $0.2 million on December 31, 2004. The 3,876,319 warrants have a term of 3 years from the date of issue and expire on September 24, 2008.

On February 14, 2007, 1.8 million warrants issued to BMO Nesbitt Burns were exercised at an exercise price of $5.39 for proceeds of $9.7 million.

Series D warrants represent those acquired from Southern Cross Resources Inc. through the reverse takeover. 150,000 warrants expire on September 16, 2007 and 150,000 warrants expire on January 4, 2008.

7 BASIC LOSS PER SHARE AND DILUTED LOSS PER SHARE

	Unaudited 3 months ended Mar 31, 2007	Unaudited 3 months ended Mar 31, 2006
Basic and diluted loss per share (cents)	(2.81)	(1.91)
is calculated based on a net loss for the period of ($'000)	(3,813)	(1,910)
and a weighted average number of shares outstanding of	135,781,818	99,934,468

For the quarters ended March 31, 2007 and 2006, the impact of outstanding share options and warrants was excluded from the diluted share calculation because it was anti-dilutive for earnings per share purposes.

8 INVESTMENT IN JOINT VENTURE

In January 2007, the Corporation received formal notice from its joint venture partner, Pitchstone Exploration, to the effect that the Corporation had completed the requirements to earn a 50% interest in five properties located in the Athabasca basin in northern Saskatchewan. Pitchstone further confirmed that a total of $3.4 million in exploration expenditures had been spent on the five properties and that Pitchstone has received the required payments.

The Corporation's proportionate shares of assets and liabilities of the Joint Venture as at March 31, 2007 are as follows:

As at March 31, 2007	Unaudited as at Mar 31, 2007 $'000
Current assets	34
Non-current assets	6,069
Current liabilities	(110)
Non-current liabilities	-
Net assets at March 31, 2007	**5,993**

The Corporation's proportionate share of the Pitchstone Joint Venture revenue, expenses, net income and cash flows for the three months ended March 31, 2007 were:

	3 months ended Mar 31, 2007 $'000
Exploration expenditure	(348)
Net loss for the period ended March 31, 2007	**(348)**
Cash used in operating activities	(456)
Cash advances paid to joint venture	296
Net decrease in cash	**(160)**

9 SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format, business segments, is based on the Corporation's management and internal reporting structure.

For the quarter ended March 31, 2007 (unaudited):

	Africa	Australia	Canada	Aflease Gold	Eliminations[1]	TOTAL
Business	Uranium $'000	Uranium $'000	Corporate & Uranium $'000	Gold $'000	$'000	$'000
Gold Sales	**688**	**-**	**-**	**-**	**-**	**688**
Cost of Sales	(715)	-	-	-	-	(715)
Gross loss	**(27)**	**-**	**-**	**-**	**-**	**(27)**
Sundry income	16	28	627	45	-	716
General and administrative expenditure	(615)	(425)	(1,253)	(384)	-	(2,677)
Share options expensed	(682)	(148)	(828)	(83)	-	(1,741)
Restricted shares expensed	(62)	(73)	(560)	-	-	(695)
Exploration expenditure	(2,614)	(297)	(1,376)	(230)	-	(4,517)
Operating loss	**(3,984)**	**(915)**	**(3,390)**	**(652)**	**-**	**(8,941)**
Interest income	589	187	2,611	143	-	3,530
Interest expense	(947)	(8)	(3,136)	(6)	-	(4,097)
Dilution gain on disposal of investments	5,741	-	-	-	-	5,741
Foreign exchange losses on cash	-	-	(202)	-	-	(202)
Non-controlling interest in loss of subsidiary	156	-	-	-	-	156
Loss before income taxes	**1,555**	**(736)**	**(4,117)**	**(515)**	**-**	**(3,813)**
Provision for income taxes	-	-	-	-	-	-
Net profit / (loss)	**1,555**	**(736)**	**(4,117)**	**(515)**	**-**	**(3,813)**
Total assets	**306,746**	**28,616**	**861,708**	**40,212**	**(586,757)**	**650,525**
Total liabilities	**269,039**	**60,034**	**115,708**	**10,804**	**(227,682)**	**227,903**
Other segment items						
Capital expenditure	40,840	1,988	84	2,561	-	45,473

[1] - Eliminations relate to inter-company investments and inter-company loans

9 SEGMENTED INFORMATION (continued)

For the quarter ended March 31, 2006 (unaudited):

	Africa	Australia	Canada	Aflease Gold	Eliminations[1]	TOTAL
Business	**Uranium**	**Uranium**	**Corporate & Uranium**	**Gold**		
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Gold Sales	**1,021**	**-**	**-**	**-**	**-**	**1,021**
Cost of Sales	(3,211)	(159)	(3)	-	-	(3,373)
Gross loss	**(2,190)**	**(159)**	**(3)**	**-**	**-**	**(2,352)**
Sundry income	111	3	-	-	-	114
General and administrative expenditure	(394)	(242)	(773)	(136)	-	(1,545)
Share options expensed	-	-	(3,201)	-	-	(3,201)
Exploration expenditure	(1,684)	(913)	-	-	-	(2,597)
Other net costs	(49)	-	-	-	-	(49)
Operating loss	**(4,206)**	**(1,311)**	**(3,977)**	**(136)**	**-**	**(9,630)**
Interest income	173	78	511	14	-	776
Interest expense	(340)	-	-	-	-	(340)
Dilution gain on disposal of investments	8,135	-	-	-	-	8,135
Non-controlling interest in loss of subsidiary	171	-	-	-	-	171
Loss before income taxes	**3,933**	**(1,233)**	**(3,466)**	**(122)**	**-**	**(888)**
Provision for income taxes	(1,022)	-	-	-	-	(1,022)
Net profit / (loss)	**2,911**	**(1,233)**	**(3,466)**	**(122)**	**-**	**(1,910)**
Total assets	**115,076**	**19,919**	**596,929**	**21,600**	**(416,258)**	**337,267**
Total liabilities	**73,393**	**28,754**	**1,839**	**6,072**	**(50,900)**	**59,159**
Other segment items						
Capital expenditure	12,470	28	467	-	-	12,965

[1] - Eliminations relate to inter-company investments and inter-company loans

10 SUBSEQUENT EVENTS

UrAsia Energy Limited

On April 20, 2007, Uranium One completed the acquisition of all of the outstanding common shares of UrAsia Energy Ltd. ("UrAsia"). Holders of UrAsia shares received an aggregate 217,164,830 Uranium One common shares. UrAsia warrants and stock options were exchanged for warrants and stock options which gives the holder the right to acquire common shares of Uranium One.

As a result of the transaction, the combined entity will be held approximately 60% by UrAsia shareholders and approximately 40% by Uranium One shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and Uranium One as the acquiree.

For subsequent periods, Uranium One's financial statements will be based upon the historical financial statements of UrAsia.

US Energy Corp

On April 30, 2007, Uranium One completed the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 Uranium One common shares plus the sum of $750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. The purchase agreement provides for further payments by Uranium One of $20.0 million upon the Shootaring Canyon Mill reaching commercial production and $7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy Corp. will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of $12.5 million. Uranium One reimbursed U.S. Energy Corp. on closing for certain exploration expenditures relating to the purchased properties in the amount of $1.6 million.

The purchase agreement also provides for the assignment of U.S. Energy Corp's right to receive $4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("UPC") under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to $4.1 million plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing) for a cash consideration of $5.0 million.

The transaction will be accounted for as an asset acquisition.

corporate information

Corporate Office
sxr Uranium One Inc.
Block A, Empire Park
55 Empire Road, Parktown
South Africa, 2193
Telephone: +27 (11) 482-3605
Facsimile: +27 (11) 482-3604
E-mail: info@uranium1.com
Website: www.uranium1.com

Canadian Office
sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@uranium1.com
Website: www.uranium1.com

Australian Office
Southern Cross Resources Australia (Pty) Ltd.
75a Magill Road, Stepney
South Australia, 5069
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: info@uranium1.com
Website: www.uranium1.com

Registrar and Transfer Agent
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

Auditors
PricewaterhouseCoopers LLP
Royal Trust Tower, TD Centre
77 King Street West
Toronto, Ontario M5K 1G8
Telephone: (416) 863 1133
Facsimile: (416) 814 3220

Legal Counsel
Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto-Dominion Centre
66 Wellington Street West, Suite 4200
Toronto, Ontario M5K 1N6
Telephone: (416) 366 8381
Facsimile: (416) 364 7813

Stock Exchange Listings
The Toronto Stock Exchange
Trading Symbol: SXR
The Johannesburg Securities Exchange
Trading Symbol: SXR

uraniumone

Stock Exchanges: Toronto Stock Exchange (TSX)
Johannesburg Stock Exchange (JSE)

Management's Discussion and Analysis of Financial Condition and Results of Operations Prepared as of May 11, 2007

Set out below is a review of the activities, results of operations and financial condition of sxr Uranium One Inc. ("Uranium One") and its subsidiaries for the three months ended March 31, 2007, together with certain trends and factors that are expected to impact the remainder of its 2007 financial year. Information herein is presented as of May 11, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Uranium One for the three months ended March 31, 2007 and the notes thereto (referred to herein as the "consolidated financial statements"). Uranium One's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in US dollars, except where otherwise indicated.

The common shares of Uranium One are listed on the TSX and JSE. Uranium One's convertible unsecured subordinated debentures due December 31, 2011 are also listed on the TSX. The shares of Uranium One's subsidiary, Aflease Gold Limited ("Aflease Gold"), are listed on the JSE.

References herein to "Q1 2006" and "Q1 2007" refer to the three months ended March 31, 2006 and 2007, respectively. References to "FY 2006" refer to the 12 months ended December 31, 2006.

Additional information about Uranium One and its business and operations can be found in its continuous disclosure documents. These documents are available at www.sedar.com.

This Management's Discussion and Analysis includes certain forward-looking statements. Please refer to "Additional Information".

GENERAL

Uranium One is a Canadian uranium mining and development corporation engaged through subsidiaries in the acquisition, exploration, development and operation of properties in South Africa, Australia, Kazakhstan, Canada and the United States. Through Aflease Gold, Uranium One is engaged in the development of the Modder East Gold Project in South Africa.

Uranium One owns 70% of the operational Akdala Uranium Mine in Kazakhstan. In South Africa at the Dominion Reefs Uranium Project, low grade uranium ore is being fed through the atmospheric leach circuit. With the imminent commissioning of the solvent extraction section, the mine expects to produce its first batch of ammonium diuranate (ADU). It is also developing the South Inkai and Kharassan Uranium Projects in Kazakhstan and the Honeymoon Uranium Project in South Australia. Uranium One owns the Shootaring Canyon Uranium Mill in Utah and a land package comprising approximately 38,763 acres of uranium properties in Utah, Wyoming, Arizona and Colorado. Uranium One is also engaged in uranium exploration activities in Canada, South Africa, Australia and Kyrgyzstan.

Q1 2007 HIGHLIGHTS

Financial

- In line with expectations, a Q1 operating loss of $8.9 million and a net loss of $3.8 million (2.81 cents per share - basic and fully diluted), compared to an operating loss of $9.6 million and net loss of $1.9 million (1.91 cents per share - basic and fully diluted) in Q1 2006.
- An increase from December 31, 2006 of $39.8 million in non-current assets to $330.1 million at March 31, 2007, primarily as a result of additions to property, plant and equipment at Dominion, Honeymoon and at Modder East.
- Cash balances declined to $287.7 million as at March 31, 2007 from $327.5, million at December 31, 2006, primarily due to the capital spent on the further development of projects.

UrAsia Energy Transaction

- The transaction to acquire UrAsia Energy Limited ("UrAsia") was negotiated during the quarter and completed on April 20, 2007.
- U_3O_8 production at the Akdala Uranium Mine in Q1 2007 amounted to 497,000 pounds (191,000 kg U), which was 10% ahead of budget for the year to date.
- Attributable U_3O_8 sales from Akdala during Q1 2007 were 605,000 pounds (233,000 kg U).
- $41.7 million of attributable revenue was earned from Akdala uranium sales, with resultant earnings of $29.8 million.
- Average realized sales price for U_3O_8 in Q1 2007 was $69 per pound (the average spot price for U_3O_8 during this period was approximately $85 per pound); the average cash production cost per pound of U_3O_8 sold was approximately $12 per pound.
- Net income for Q1 2007 was $8.0 million ($0.02 per share). This included a non-cash expense of $8.6 million arising from an exchange loss on the revaluation of future income tax liabilities. If this item were to be excluded, net income for the period would have been $16.5 million.
- Due to improved cash flow from uranium sales at Betpak Dala, all outstanding loans payable to UrAsia by Betpak Dala were repaid during Q1 2007 (these had stood at $62.6 million on December 31, 2006).
- At South Inkai exploration and production drilling are on schedule. Construction is slightly behind schedule, but the contractor workforce has been enlarged and the number of shifts on site has been increased so that the project can revert to schedule by the last quarter, when the first production is expected.
- Four new GEFCO drill rigs are now at the two development sites and the training of crews has begun.
- At Kharassan, some delays in construction have been experienced due to wet weather and floods. Drilling is 1-2 months behind schedule due to rig shortages, but the lost time is expected to be made up following the commissioning of the two new GEFCO rigs which are now on site. Production is still scheduled to begin during the last quarter.

Dominion Uranium Project

- The National Nuclear Regulator (NNR) issued a Certificate of Registration (CoR) in February 2007.
- Processing of ore from underground commenced in February 2007; ramp-up of production from underground, and completion of all plant components, is ongoing in order to meet stated production targets.
- Milestone achievements at the plant during the quarter include:
  - Hot commissioning on February 28, 2007 of the atmospheric leach circuit, including the uranium counter current decantation circuit.
  - Boiler operated at design capacity and passed a performance guarantee test.
  - On-site assay laboratory is operational for all plant samples.

Honeymoon Uranium Project

- Design work by the EPCM contractor, Bateman, is underway.
- Work is proceeding on infrastructure for the Honeymoon Uranium Project.

Other

- Completion of purchase from US Energy Corp. of the Shootaring Canyon Uranium Mill and associated properties on April 30, 2007.

ACQUISITIONS SUBSEQUENT TO MARCH 31, 2007

UrAsia Energy Ltd.

On April 20, 2007, Uranium One completed the acquisition of all of the outstanding common shares of UrAsia. Holders of UrAsia shares received an aggregate 217,164,830 Uranium One common shares. UrAsia warrants and stock options were exchanged for warrants and stock options which give holders the right to acquire common shares of Uranium One.

The closing followed on the two companies reaching a definitive arrangement on February 11, 2007, UrAsia shareholder approval of the arrangement on April 5, 2007 and the receipt of all required regulatory approvals.

As a result of the transaction, the combined company is held approximately 60% by previous holders of UrAsia shares and approximately 40% by previous Uranium One shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles, with UrAsia being identified as the acquirer and Uranium One as the acquiree.

Combined production profile and reserves and resources subsequent to the UrAsia transaction

Based on publicly disclosed information at the time of the announcement, the combined company is expected to provide Uranium One with a total combined attributable annual production in 2008 in excess of 7 million pounds of U_3O_8, estimated cash operating costs of approximately $10 to $12 per pound in steady state and attributable proven and probable reserves of 48.7 million pounds U_3O_8, total attributable indicated resources of 100.9 million pounds U_3O_8, and total attributable inferred resources (not including inferred resources at the Sheep Mountain Property) are expected to be 268.5 million pounds of U_3O_8.

The resources and reserves were compiled as follows:

Total attributable proven and probable reserves

Property	Tonnes (millions)	Grade (% U)	Grade (kg/tonne)	Contained U_3O_8 (millions of lbs)
Akdala - proven	2.8	0.057		4.1
Akdala - probable	9.0	0.057		13.3
Dominion - probable	18.5		0.77	31.3
Total				48.7

Total attributable indicated resources[1]

Property	Tonnes (millions)	Grade (% U)	Grade (kg/tonne)	Contained U_3O_8 (millions of lbs)
Akdala	12.0	0.057		17.8
Kharassan	0.8	0.201		4.1
Dominion	36.4		0.81	64.9
Dominion Dumps	3.4		0.16	1.2
Honeymoon	1.2	0.240		6.5
East Kalkaroo	1.2	0.074		2.0
Goulds Dam	1.7	0.120		4.4
Total				100.9

Total attributable inferred resources[1]

Property	Tonnes (millions)	Grade (% U)	Grade (kg/tonne)	Contained U_3O_8 (millions of lbs)
Akdala	6.8	0.062		10.9
South Inkai	40.4	0.043		43.5
Kharassan	9.2	0.095		22.6
Dominion	219.4		0.38	183.6
Billeroo	12.0	0.030		7.9
Total				268.5

[1] Mineral resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Shootaring Canyon Uranium Mill and Associated Properties
On April 30, 2007, Uranium One completed the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for 6,607,605 Uranium One common shares plus the sum of $750,000 in cash. The purchase agreement provides for further payments by Uranium One of $20.0 million upon the Shootaring Canyon Mill reaching commercial production and $7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy Corp. will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of $12.5 million. Uranium One reimbursed U.S. Energy Corp. on closing for certain exploration expenditures relating to the purchased properties in the amount of $1.6 million.

The Shootaring Canyon Mill is an acid leach facility with a 750 tons per day throughput capacity. There is also the potential to add a vanadium processing circuit to the existing Mill infrastructure. An estimated $33.0 million will be required to refurbish the Mill, including the addition of the vanadium circuit. The purchased assets include a 50% interest in the Sheep Mountain property in Wyoming, which contains an inferred uranium mineral resource of 4.56 million tonnes, grading 0.17% U_3O_8 equivalent (15.6 million pounds of contained metal).

The purchase agreement also provides for the assignment of U.S. Energy Corp's right to receive $4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("UPC") in relation to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to $4.1 million plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing) for a cash consideration of $5.0 million.

Closing of the purchase agreement was subject, among other things, to receipt of applicable U.S. state and federal regulatory approvals.

Dominion Uranium Project
The Dominion Uranium Project is situated in the North West Province of South Africa, approximately 150 kilometres west-southwest of Johannesburg. The Dominion Uranium Project is operated by Uranium One's subsidiary, Uranium One Africa Limited ("Uranium One Africa"). The processing of uranium ore utilizing the atmospheric leach circuit of the Dominion uranium plant commenced on February 28, 2007 and the first ADU is expected to be produced in Q2 2007.

Feasibility Study
An independent technical report summarizing the feasibility study entitled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 and amended October 26, 2006 prepared by Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) Pty Limited is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

On July 28, 2006, Uranium One announced the details of the Dominion Project, Phase 1 feasibility study as well as a preliminary assessment of Phase 2 of the project, which considered a 30 year mine life. The feasibility study was also described in management's discussion and analysis for the year ended December 31, 2006.

Construction commenced in November 2005. The estimated construction capital to establish the full design capacity of 200,000 tonnes per month for Phase 1 was $179.8 million according to the feasibility study. As at the end of March 2007 it is estimated that construction capital expenditures will amount to $194.6 million by the end of 2007. Of this amount, an aggregate $130.1 million has been spent to March 31, 2007, of which $24.1 million was spent in Q1 2007. The increase in expected cost to completion is largely attributable to the Uranium Plant. At March 31, 2007 the total anticipated cost of construction of the Uranium Plant amounts to $133.7 million, compared to $111.0 million estimated in the feasibility study. The major components of the increase are the escalation of contractor's cost (20%), escalation of material (mainly steel piping) costs (17%), changes in detail plant design (17%) and omissions from the original feasibility budget (17%). According to the feasibility study, additional ongoing capital over the life of Phase 1, which will be incurred from January 1, 2008 onwards, is expected to be $63.8 million.

The feasibility study used as a base case a U_3O_8 price of $46.50 per pound, a gold price of $629 per ounce and a ZAR/US dollar exchange rate of ZAR 6.585 per US dollar. The ZAR/US dollar exchange rate on May 4, 2007 was ZAR6.93/$ and the spot prices for uranium oxide and gold were $113 per pound and $687 per ounce, respectively, which are higher than the assumptions used in the feasibility study.

Possible Production Expansion
Conceptual studies on Phases 3 and 4 of the Project were initiated during the second half of 2006 and are in the process of being finalized. This work will form the basis for a feasibility study which is anticipated to support a production increase to 300,000 tonnes per month and a pre-feasibility study for a vertical shaft that is anticipated to support a production increase to about 400,000 tonnes per month.

Development
The development of the Rietkuil 1 decline was started from surface in January 2006 after completion of the bulk earthworks of the portal excavation. The old Rietkuil inclined shaft was partially re-commissioned and de-watered to facilitate the creation of multiple access points from which decline development could be initiated. As at April 30, 2007, capital development of 2,557 metres had been achieved; reef and waste development for the

same period were 1,078 metres and 991 metres, respectively. The 3 level to 4 level decline holed with the decline being developed from 4 level to 3 level during Q1 2007, and now represents a continuous decline of 1,583 metres extending to a depth of 229 metres below surface. Underground stoping operations at Rietkuil started in January 2007.

The bulk earthworks of the Dominion 1 portal excavation started in January 2006 and the development of the decline commenced in February 2006. At April 30, 2007, capital development of 1,590 metres had been achieved. Reef and waste development for the same period were 553 metres and 187 metres, respectively. Underground stoping operations at Dominion 1 commenced in April 2007.

The excavation of the portal at the Dominion 2 decline commenced in February 2006 and the development of the decline started in May 2006. As at April 30, 2007, capital development of 343 metres had been achieved, reef and waste development for the same period were 762 metres and 86 metres, respectively. Dominion 2 decline development has been adversely affected by poor, localized ground conditions associated with a fault. Additional ground support, in the form of wire mesh, shotcrete and clad closely spaced sets with void filling is required to develop through this ground. It is expected that normal development will resume in Q2 2007. Underground stoping operations at Dominion 2 commenced in January 2007. The construction work of the critical surface infrastructure to support the underground operations has progressed well; the power supply for the D2 decline from the national network was commissioned in March 2007.

Permitting
In August 2005, Uranium One Africa applied to the National Nuclear Regulator ("NNR") for a Certificate of Registration ("CoR") covering all aspects of the project's mining and prospecting activities. A limited CoR was issued on February 1, 2007. In accordance with the applicable South African procedures, Uranium One Africa has submitted several authorization change requests ("ACR's") covering subsequent stages of the project. Upon approval, the ACR's will form part of the current CoR and will include, among other things, a full Public Hazard Assessment and a Radiation Protection Programme, and the initial CoR will be amended to a full CoR.

During January and February 2007, background radiation studies were undertaken in the Ottosdal area, where additional prospecting rights have been granted to Uranium One. These background studies formed part of an additional CoR application covering prospecting activities in the Ottosdal area. This application was submitted in March 2007.

Several external laboratories utilized by Uranium One over the past years also await the granting of their CoR's. As a result, Uranium One has fast-tracked the establishment of its own on-site facility, managed by external contractors, to cater for the sample analysis and assay requirements of underground and plant production samples. The analysis of surface exploration drill samples continue to be undertaken at certificated external facilities.

Metallurgical Plant Construction
Construction of the uranium plant for Phase 1 was 99.0% complete at the end of April 2007. The atmospheric leach circuit, including the uranium counter current decantation circuit, was hot commissioned on February 28, 2007. This commissioning period was extremely valuable in resolving the teething problems occurring in a newly designed section and all the associated services. The boiler was operated at design capacity in April and passed a performance guarantee test. The on-site laboratory is operational for all plant samples. The solvent extraction section will be commissioned during May 2007. The completion and commissioning of the first autoclave of the pressure leach circuit is scheduled for Q2 2007 and the second autoclave, together with the remaining phase 2 construction, is scheduled for completion in Q3 2007.

Sales contracts
During Q4 of 2006 and early in Q1 2007, Uranium One negotiated terms for the sale of approximately 4.7 million pounds of U_3O_8 from Dominion in the 2008-2012 period under five separate sales contracts. This represents 28% of the planned production of the Dominion Uranium Project over that period. Pricing is market-related at the time of delivery, with escalating floor price protection and without any caps.

Resources and Exploration
The current exploration program being undertaken on the Dominion and Rietkuil sections primarily considers surface exploration drilling. During 2006, the focus of the drilling was on converting resources from the inferred category to the indicated category through further extension and delineation of already identified higher-grade pay shoots to depths greater than 500 metres. This exploration work was utilised to undertake a resource update at the end of 2006, which was released by Uranium One on January 17, 2007. The revised resource information is contained in an updated technical report which is available on SEDAR at www.sedar.com. The revised indicated U_3O_8 resources at Dominion now total 36.4 million tonnes grading 0.81 kg/t, containing 64.9 million pounds U_3O_8, representing a 303% increase in contained pounds of uranium in the indicated category during the year, and inferred U_3O_8 resources totalled 219.4 million tonnes grading 0.38 kg/t, containing 183.6 million pounds U_3O_8, representing a 25% increase in contained pounds of uranium in the inferred category during the year. The gold resources at Dominion totalled 1.1 million ounces in the indicated category, grading 0.91 g/tonne (a 206% increase in indicated resources since 2005) and 4.8 million ounces in the inferred category, grading 0.67 g/tonne (a 115% increase in inferred resources since 2005). In addition to the Dominion Reefs, an evaluation of the Dominion Dumps was undertaken between May and November 2006 and the results released in January 2007. An Indicated resource of 3.4 million tonnes, grading at 0.16 kg/tonne uranium and 0.51 g/tonne gold, containing 1.2 million pounds of U_3O_8 and 55,000 ounces of gold was declared.

Exploration undertaken during Q1 2007 has largely focused on the delineation of additional high-grade pay shoots, situated in the central areas of the Rietkuil Section and the northern areas of the Dominion Section. This exploration is achieved by diamond surface exploration drilling. The drilling is targeting resources currently classified as inferred, for upgrading to indicted resource categories. This increased indicated resource base will form the basis for the Phase 3 and Phase 4 expansion studies.

The number of drill rigs on the Dominion and Rietkuil Sections increased from 24 rigs at the end of December 2006 to 25 rigs at the end of March 2007. Drilling efficiencies have improved and a total of 28,717 metres were completed on the Dominion and Rietkuil Sections during Q1 2007, resulting in a total of 126,312 metres for the project to date. An estimated 50,000 metres of drilling is scheduled for the remainder of 2007.

The external commercial laboratories utilised during 2006 by Uranium One for the exploration samples are currently waiting for certification from the NNR to continue with uranium analyses. The use of these facilities has been temporarily halted until such certification has been received from the NNR. Several other external laboratories have been investigated, two of which were tested in Q1 2007. Commercial analysis of exploration samples at one of these laboratories (Anglo American Research Laboratories) commenced in April 2007. Final testing of the second laboratory based at NECSA (South African Nuclear Energy Corporation) is being undertaken and it is anticipated that commercial analyses here will commence during Q2 2007.

Ottosdal Exploration Area

The Ottosdal exploration area has been identified as the western extension of the Dominion Section. Here, combined with areas immediately adjacent (to the south) of the current mining area, the Dominion Reefs are projected to extend on strike for almost 60 km. Applications for prospecting rights across these identified extensions of the Dominion Reefs, combined with two nearby smaller areas containing uranium and gold-bearing Witwatersrand reefs, as well as areas immediately adjacent to the current mining area, were made during 2006 and Q1 2007.

As at the end of Q1 2007, prospecting applications over some 57,565 hectares had been granted to Uranium One in the above-described areas. Prospecting applications covering some 24,109 hectares have been submitted to and accepted by the Department of Minerals and Energy ("DME") and are currently under review. An additional four applications, totalling 22,275 hectares have been accepted by the DME pending the outcome of a review by the DME of prior applications submitted in the same area by other applicants. At the end of March 2007 and in addition to those described above, nine applications by Uranium One, totalling some 25,355 hectares, were refused by the DME. These nine applications largely form down-dip, and to a lesser extent shallow strike, extensions of prospecting and mining areas already held by Uranium One. The nine applications are currently the subject of an internal appeal lodged at the DME by Uranium One, on the basis, among other things, that the down-dip areas cannot be economically explored or exploited without the up-dip ground and the shallow strike extension areas are too small to constitute economical exploration or mining units in their own right.

Physical exploration (sampling and drilling) in the Ottosdal area can only commence upon the granting of the CoR. As such, the exploration work conducted has been limited to desktop studies and planning activities. Historical data have been scanned and referenced into a common modeling database. This information has been used to plan initial surface exploration borehole sites, based on identified potential anomalies. Additionally, the services of an aerial survey company, to conduct the radiometric and magnetic surveys, have been secured; the planning of the survey has been completed and contracts are being finalized. It is anticipated that this survey will be undertaken during Q2 and Q3 2007.

Black Economic Empowerment

On June 7, 2005, Uranium One Africa and Micawber 397 (Proprietary) Limited ("Micawber 397") entered into a definitive purchase and sale agreement (of an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project), a management and skills transfer agreement and a joint venture agreement. These agreements were summarized in Uranium One's discussion and analysis for the year ended December 31, 2006. The Micawber 397 transaction will be accounted for in Uranium One's financial statements when the risks and rewards of the transaction are deemed to have passed to Micawber 397.

Bonanza Gold Project

The Bonanza Gold Project is a small, primary gold project with secondary uranium by-product potential and was operated as a component of the Dominion Uranium Project.

During 2006, in line with Uranium One's decision to expedite development of the Dominion Uranium Project, equipment and trained production crews were relocated from Bonanza and the gold plant was also taken out of production intermittently for the purpose of integrating it with the Dominion uranium plant. Mining operations at Bonanza South were terminated in December 2006. The last available ore from Bonanza was processed and sold in February 2007.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in the north-eastern section of the State of South Australia, approximately 75 kilometres northwest of Broken Hill on mining lease 6109. The mining lease has a term of 21 years from February 27, 2002.

Feasibility Study

An updated resource estimate for the Honeymoon Uranium Project was completed in June 2006. The updated estimate shows an indicated resource of 1.2 million tonnes at an average grade of 0.24% U_3O_8, containing 2,900 tonnes (6.5 million pounds) of U_3O_8.

The resource estimate was included in a cost and engineering feasibility study completed by Aker Kvaerner Australia and Mayfield Engineering in July 2006. An independent technical report summarizing the feasibility study, entitled "Honeymoon Uranium Project - Summary of Feasibility Study 400 tpa U_3O_8 Equivalent" dated July 31, 2006 prepared by Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Phillip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services, is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

The feasibility study evaluated the Honeymoon Uranium Project as an in situ leach mine with an annual production rate of 400 tpa U_3O_8 equivalent. The project has a life of approximately seven years, including the initial construction period; the actual mine life is expected to be between five and six years. The total estimated cost of the Honeymoon Uranium Project is $35.9 million, comprising $23.6 million in direct capital costs, $4.2 million in indirect capital costs and $8.1 million in owner's capital costs. An aggregate $3.3 million has been spent to March 31, 2007, of which was $2.1 million was spent in Q1 2007.

The feasibility study used as a base case a U_3O_8 price of $46.50/lb and an exchange rate of 0.75 US dollars per Australian dollar. Using these assumptions, the after-tax IRR for the Honeymoon Project was estimated to be 40%; the base case produces a project NPV of $38 million at an 8% discount rate, and a payback period of 2.9 years from the commencement of construction. The US dollar/Australian dollar exchange rate on May 4, 2007 was 0.82 and the spot price for U_3O_8 $113 per pound.

Development

Work is proceeding on infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have been installed along with transportable buildings to provide additional office space. Work is progressing on the roads with 9km of the required 60km completed. Additional work on the supply of water for the road construction is continuing.

The allocated scope for basic engineering has been completed and key contracts are currently being finalized, the first of which has already been approved to allow critical path work to proceed. The project team started engaging with site contractors, and it is expected that the first soil will be turned towards the end of Q2 2007.

Sales contracts

There are two contracts in place for the production from the Honeymoon Uranium Project for approximately 2.7 million pounds of U_3O_8 for delivery during the period 2008-2014. This represents about 40% of planned production of the Honeymoon Uranium Project over that period. Pricing provisions are formula based on the market-related price at the time of delivery.

Exploration

Exploration activities are ongoing, with a REPTEM AEM survey completed in April 2007 over Ethiudna, leading to the commencement of exploration drilling based on the results; preparation for exploration at Lake Constance in Q2 2007 is well underway; completion of one deep angled core hole into the Karkarook anomaly to 672 metres depth; and the planning of drilling programmes, based on the results of a gravity survey, on Yeltacowie, one of the Stuart Shelf exploration licences.

A major data collection over the Northern Territory has commenced as part of Australia's project generation. A number of NT exploration assets are currently being evaluated for acquisition.

Pitchstone Joint Venture

In January 2007, Uranium One completed the requirements to earn 50% of Pitchstone's interest in five properties located in the Athabasca basin in northern Saskatchewan. Pitchstone owns a 100% interest in four of these properties (Darby, Waterfound, Moon Lake and Lynx Lake) and a 75% interest in the Candle property.

Drilling Activities

Three holes were drilled in the north-east part of the Darby property. The Bone Lake camp for Darby-Candle was re-opened January 12, 2007 and hole CD-08R was completed at the end of March 2007 at a depth of 695 metres, after two holes had to be abandoned prior to completion. Demobilization of crew and equipment commenced at the end of March 2007; a caretaker will remain on-site over break-up.

In March 2007, a contract was signed with Bryson Drilling Ltd. for 10,000 metres of drilling in 2007 plus an exclusive option for an additional 20,000 metres of drilling in 2008. This drilling will be allocated to the joint venture drilling as well as to 100% Pitchstone-owned projects.

Electromagnetic Surveys (EM)

During January 2007, approximately 26 km of line-cutting was completed on the Lynx Lake property. The grid was established to facilitate a fixed-loop electromagnetic survey.

Through February and March 2007, a 25 line km EM survey was completed at Darby and a 26 line km fixed loop EM survey was completed at Lynx Lake. Initial feedback from Quantec, for both surveys indicate that no strong conductors were observed; however, some weak, broad, mid-time responses are evident. These may represent alteration at the unconformity, or weakly graphitic basement conductors. Further interpretation will be required.

Aflease Gold Limited

Uranium One owns approximately 68% of Aflease Gold. Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. Aflease Gold's principal property is the Modder East Gold Project in the East Rand gold fields of South Africa's Witwatersrand Basin. Aflease Gold is solely responsible for funding the development of its assets, including the Modder East Gold Project.

Modder East Gold Project

The Modder East Gold Project is located approximately 30 kilometres east of Johannesburg, South Africa. Project construction commenced in May 2006 and has advanced significantly, with the entire mine infrastructure required for development operations in place. The project is focussed on the development of the decline which has progressed 606 metres during the 2007 year to date, effectively 990 metres since commencement. The decline development was hampered by the presence of large volumes of water and the team is currently incrementally cementating the area directly ahead of the decline. The decline progress may still be affected by the presence of water; however the construction of the raise-bored ventilation shaft will commence in the interim as its progress is unaffected by progress on the development of the decline. The decline will be used to truck out the broken rock derived from the raise-boring process. A ventilation duct will be installed over the ventilation shaft and equipped with fans during Q2 2007. In addition, the main service pipes and cables for the decline will be installed in the ventilation shaft.

The metallurgical plant detailed design has progressed well, with various plant layouts having been evaluated and the final layout chosen. The plant and slimes dam areas were subjected to geotechnical test work and, based on the results, the first foundations are being designed for construction. The plant office and key reticulation systems have been designed and will be constructed as a priority to service the plant construction.

The feasibility study revision has progressed well and the mine design has been completed. The option of sinking the service shaft and thereby improving the production build-up is being considered. The remaining work on the revised plant design, financial valuation and auditing will be completed during Q2 2007.

Based on the original feasibility study, the total project capital expenditure is expected to be $107.8 million, of which an aggregate $8.5 million has been spent to March 31, 2007 and $2.2 million was spent in Q1 2007. Additional ongoing capital and closure costs are expected to be $6.5 million and $2.1 million, respectively.

The Modder East Gold Project is expected to be completed on schedule, with the first gold pour in the third quarter of 2009.

Sub Nigel

The Sub Nigel Gold Project is located approximately 35 kilometres east-southeast of Johannesburg.

The pre-feasibility study on Sub Nigel was completed during Q1 2007 and the mine site and underground workings were inspected by independent consultants and the outcome of their audit on this study is expected shortly. The study was based on a 20,000 tonnes per month mine operating with its own metallurgical plant and tailings dam, producing approximately 25,000 ounces of gold per annum. The mine is a low cost mine as no pumping is required, little development is necessary and the proposed use of electrically driven rock drills is highly efficient.

Exploration

The first borehole of the Phase III exploration program at Modder East was collared, intersecting high grade BPLZ mineralization. The exploration program at Modder East will continue as planned, i.e. to test for extensions to the BPLZ and UK9A Reefs, with a view to further increasing the resource base.

At Sub Nigel, resources are currently being computed for the Main Reef on Spaarwater Mine using historical data captured digitally during Q1 2007. As with Sub Nigel, stopes and on-reef development drives at Spaarwater are being sampled in order to verify the historical data. The final surface hole of the erosion channel exploration program is being completed and a report covering the resource potential of the erosion channel target is being compiled.

Work is currently underway to verify the historical Ventersburg borehole database. A robust sedimentological model for the area is being developed at the same time to augment the target generation process. Drilling at Ventersburg commenced in April 2007. To date two holes have been pre-collared (percussion drilled) to a depth of 342m and diamond drilling commenced in the first week of May 2007.

Based on the results of the Phase I exploration program at Etendeka in Namibia, Aflease Gold has decided to proceed with Phase II of the program. The fieldwork will involve geological mapping, lithogeochemical sampling, soil sampling and ground geophysical surveys, notably magnetic and radiometric. The aim of the program is to identify specific target areas amenable for drilling (Phase III).

Digital data capture (mined-out areas, stretch assay values) in respect of the Holfontein asset has been completed. Between four and eight short boreholes will be drilled on Modder East North starting in May 2007 in order to verify the historical data and secure a resource for the area.

Assay and mining layout data for the New Kleinfontein/Turnbridge asset is being captured digitally and the property is being re-evaluated.

Black Economic Empowerment

On October 11, 2006, the shareholders of Aflease Gold Limited approved a black economic empowerment transaction with respect to the Modder East Gold Project similar in nature to the transaction between Uranium One Africa and Micawber 397 described above. Completion of this transaction remains subject to certain conditions precedent, including the conversion of Aflease Gold's "old order" rights over the Modder East Gold Project into a "new order" mining right. This transaction will be accounted for in Uranium One's financial statements when the risks and rewards of the transaction are deemed to have passed to the other party.

SELECTED FINANCIAL INFORMATION

The table below sets out selected financial data relating to Uranium One's quarters ended March 31, 2007 and 2006. This financial data is derived from the consolidated financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents. Uranium One and its operating subsidiaries use the South African rand, Australian dollar and Canadian dollar as measurement currencies.

	Quarters ended March 31	
	2007	**2006**
Total gold sales	688	1,021
Net profit / (loss)	(3,813)	(1,910)
Net profit / (loss) per share – basic & diluted	(2.81)	(1.91)
Total assets	650,525	337,266
Long term financial liabilities	148,227	37,738
Short term financial liabilities	79,676	21,417

(1) For a discussion of factors which caused period to period variations, please refer to "Dominion Uranium Project – Bonanza Gold Project" and "Changes in Accounting Policies Including Initial Adoption". For a discussion of factors which are expected to cause variations in future periods please also refer to "Acquisitions Subsequent to March 31, 2007".

(2) Uranium One has not paid dividends. Please refer to "Dividend Policy".

RESULTS OF OPERATIONS

Revenue and operation results of gold production

Uranium One produced 53.7 kg (1,726 oz) and sold 48.9 kg (1,571 oz) of gold, of which 31.8 kg (1,022 oz) were produced from the processing of stock-piled ore from the Bonanza Project at an average price of $670/oz during Q1 2007. Uranium One produced and sold 49.0 kg (1,591 oz) during Q1 2006 at an average price of $642/oz.

For Q1 2007, revenue recognized from gold production was $0.7 million, compared to $1.0 million for Q1 2006. The revenue recognized in Q1 2007 relates to the remaining ore from the Bonanza Project that was still available for processing. From February 2007 the Bonanza gold plant was effectively integrated into the Dominion uranium plant and the gold produced will be treated as a by-product resulting from the processing of uranium bearing ore. Accordingly, gold revenues will be used to reduce capital development costs (gold revenue capitalized in Q1 2007 amounted to $0.4 million). This practice will continue until the Dominion Uranium Project reaches commercial production.

For Q1 2007, the cost of gold production was $700/oz, compared to $2,120/oz for Q1 2006. For Q1 2007, the loss from gold production was marginal, compared with a loss of $2.4 million for Q1 2006 and $4.4 million for FY 2006. The decrease in the loss from gold production was the result of the fact that mining operations at Bonanza were terminated in December 2006 and stockpiled ore from Bonanza was written down to net realizable value at December 31, 2006. Stronger gold prices and the weakening of the South African rand against the U.S. dollar were also contributing factors.

As discussed in more detail above, management decided to terminate mining operations at the Bonanza Gold Project in December 2006.

General and administrative expenditure

General and administrative expenditure for Q1 2007 increased due to Uranium One's expansion, fund-raising and acquisition activities, and the creation of more capacity in line with the growth experienced in 2006 and expected in 2007 and beyond. The expense was $2.7 million, compared to $1.5 million for Q1 2006, which is in line with expectations. The major components of general and administrative expenditure consisted of salaries and bonuses, consulting fees and legal fees.

Projects and exploration expenditure

Exploration expenditure (which is included in the operating loss) was $4.5 million for Q1 2007, compared to $2.6 million for Q1 2006. The expenditure for Q1 2007 included $0.3 million on the Honeymoon Uranium Project and other Australian projects, $2.6 million on various uranium exploration projects in South Africa, $1.4 million on Pitchstone and other North American exploration and $0.2 million on the Aflease Gold exploration projects, in keeping with Uranium One's commitment to growing its exploration portfolio, focusing on highly prospective uranium targets in Australia, Canada, South Africa and the United States.

Operating loss

Operating losses for Q1 2007 of $8.9 million (compared to $9.6 million for Q1 2006) included general and administrative expenditures of $2.7 million, exploration expenditures of $4.5 million share option and restricted share right expenses of $2.4 million. Sundry income of $0.7 million was received during the quarter.

Finance cost and Prior Financing Activities

Net finance cost (calculated as interest received less interest paid) amounted to $0.6 million for Q1 2007, compared to net finance income of $0.4 million for Q1 2006. Interest received increased in the current quarter to $3.5 million, due to the investment of the proceeds of various funding initiatives undertaken during 2006. The proceeds from the funding activities are primarily being used to fund the development of the Dominion Uranium Project and the Honeymoon Uranium Project and the cash balances will therefore reduce in amount as capital is spent. Finance costs related predominantly to servicing of debt, the cost of equipment used in Uranium One's operations and the short term loans from Nedcor Securities. Please refer to "Discussion of Financial Position and Liquidity – Liquidity and capital resources".

In FY 2006, Uranium One completed two financings for aggregate net proceeds of $272.3 million. The proposed use of those proceeds (other than for working capital), amounts spent in Q1 2007, and amounts spent to date are as follows:

	Proposed Use of Proceeds	Amounts Spent in Q1 2007	Amounts Spent to date
Honeymoon Uranium Project - construction of mine and related facilities	$39.3 million	$2.1 million	$3.3 million
Dominion Uranium Project - completion of mine and related facilities and mine working capital	$113.6 million	$24.1 million	$48.6 million
Refinancing of credit facilities	$39.5 million	-	-

The proposed use of the balance of the proceeds was for general corporate purposes, including to fund exploration programs and potential future acquisitions consistent with Uranium One's acquisition and growth strategy.

Indebtedness under a February 2005 Nedcor Securities facility increased from $0.2 million on December 31, 2006 to $0.3 million at the end of Q1. The amount outstanding under an August 2006 futures-related Nedcor Securities term facility decreased from $51.5 million on December 31, 2006 to $50.4 million at the end of Q1 2007, due to the weakening measurement currency of the loan, the South African rand.

Dilution gain on disposal of investments

Uranium One Africa's interest in Aflease Gold decreased from 71.4% to 68.05% during Q1 2007, leading to a dilution gain of $5.7 million.

During the formation of the Aflease Gold group in January 2006, Uranium One Africa effectively disposed of 20.1% of its interest in the New Kleinfontein group. A dilution gain of $7.1 million was recognized at the time of the transaction.

Throughout the remainder of Q1 2006, Uranium One Africa's interest in Aflease Gold was diluted from 79.9% to 79.1% through the issuance of Aflease Gold shares to shareholders other than Uranium One Africa for the funding of the Modder East Gold Project as well as for general corporate purposes. A further dilution gain of $1.0 million was recognized, bringing the total dilution gain for Q1 2006 to $8.1 million.

In June 2006, Aflease Gold entered into a share exchange agreement with a South African fund manager under which it will acquire at its election, subject to certain conditions, between 7.5 million and 13 million shares of Randgold and Exploration Ltd. ("Randgold") in consideration for the issuance of Aflease Gold treasury shares. If completed, this transaction would result in the ownership interest of Uranium One being decreased to between 54.0% and 59.1%.

Taxes

The have been no material changes to Uranium One's tax affairs since December 31, 2006.

DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

Cash and non-cash assets

Cash balances available at March 31, 2007 decreased to $287.7 million (December 31, 2006 - $327.5 million), primarily due to investment in development projects, mainly the Dominion Uranium Project, during the quarter.

Accounts receivable increased to $31.1 million at March 31, 2007 (December 31, 2006 - $22.2 million). The increase was largely due to the increase in value-added tax owed to Uranium One, attributed to the increased spending on the construction of the Dominion Uranium Project.

Non-current assets increased to $330.1 million at March 31, 2007 (December 31, 2006 - $290.3 million). The increase is related to capital expenditure on the development of the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project of $39.1 million and an increase in the Asset retirement fund of $0.6 million.

Investing activities

The liquidity and marketability of 5.866 million Randgold shares and 2.8 million Randgold futures which are held by Uranium One have been adversely affected by the de-listing of Randgold in 2005 by the NASDAQ and its suspension by the JSE Limited (the Johannesburg stock exchange) for failure to file audited financial statements for its 2004 financial year. Uranium One wrote down its investment in Randgold to zero as at December 31, 2005. The uncertainty as to Randgold's future prevailed subsequently and there has not been any change to Management's position. The Randgold shares are traded on the OTC market in the United States, where the closing price was $3.05 per share on May 4, 2007.

Financing activities

Interest-bearing long and short term borrowings (consisting of the convertible debentures, the long and short term portions of finance leases and the short term loans from Nedcor Securities) totalled $164.9 million at March 31, 2007 (December 31, 2006 - $162.0 million). The increase was mainly due to interest accrued on the debt component of the convertible debentures of $4.3 million and an increase in the February 2005 Nedcor Securities short term loan of $0.1 million, offset by the decrease (due to exchange rate movements) on the short term finance raised through the August 2006 Nedcor Securities facility of $1.1 million and repayments on finance leases of $0.3 million. The balance of the long and short term liabilities, namely accounts payable and accrued liabilities, the asset retirement obligation and the future taxation liability, are not interest bearing.

Total liabilities

Total liabilities decreased to $227.9 million at March 31, 2007 (December 31, 2006 - $229.0 million), due to, in addition to the items discussed under "Financing activities" above, the decrease in accounts payable of $3.3 million during the quarter, a decrease in the asset retirement obligation of $0.5 million (due to a re-estimation of the liability as well as exchange rate movements) and a decrease in the future taxation liability of $0.3 million due to exchange rate movements.

Shareholders' equity

Shareholders' equity increased to $411.2 million at March 31, 2007 (December 31, 2006 - $405.6 million), as the increase in share capital (due to the proceeds received on the exercise of warrants amounting to $9.7 million) and contributed surplus (due to share option and restricted share expenses of $2.4 million) during the period was offset by the loss of $3.8 million and the decrease in currency translation adjustments of $2.8 million. The decrease in the foreign currency translation reserve can primarily be attributed to the weakening of the South African rand against the US dollar during the quarter from ZAR7.04/$ to ZAR7.29/$.

Liquidity and capital resources

Uranium One maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its current commitments.

As at March 31, 2007, the capital commitments to further the development of the mine and processing plant at the Dominion Uranium Project were $22.5 million. The capital commitments in respect of the Honeymoon Uranium Project were $1.0 million. The total cash portion of the consideration to be paid to acquire the US Energy assets is $6.6 million upon closing and up to $40 million in future payments contingent upon the Shootaring Canyon Mill reaching commercial production, delivery of mineralized ore to the Mill from the properties acquired from U.S. Energy and future sales from the Shootaring Canyon Mill. It is expected that the first of these events will occur no earlier than 2010. No other significant cash commitments existed on March 31, 2007.

The cash resources of Uranium One, which amounted as at March 31, 2007 to $274.0 million ($287.7 million as disclosed in the financial statements, less $13.7 million held by Aflease Gold), and interest earned on these cash balances will be utilized to cover existing commitments in respect of the Dominion Uranium Project, the Honeymoon Uranium Project and the cash required for the purchase of the US Energy assets.

Further capital expenditure of $42.0 million, for which no current commitments exist, will be required to complete the construction of phase I of the Dominion Uranium Project during the remainder of 2007. An additional $31.6 million, for which no current commitments exist, will be required to advance development of the Honeymoon Uranium Project to the point of hot commissioning in 2008.

The exploration budgeting process considers three primary exploration areas. Budgets for these areas of $16.0 million have been approved by Uranium One for the Dominion and Rietkuil Uranium Sections, the Ottosdal exploration area and the gold exploration area. These budgets, which are dependent on successful exploration results, significantly exceed the minimum budget requirements of the Department of Minerals and Energy (DME) to maintain the prospecting permits.

Cash requirements to fund the exploration and development of projects, provide working capital to operations, including corporate expenditure and settle the purchase price of acquisitions are taken into account when considering Uranium One's funding strategy.

Consideration is given to the mix and relative cost of capital resources when evaluating further sources of funding. Prospective sources of additional funding include equity financing, debt financing and the proceeds from the exercise of stock options and warrants. Uranium One's ability to raise capital is highly dependent upon the commercial viability of its projects and the underlying prices of uranium. Through the UrAsia transaction, Uranium One will in future earn 70% of the income from the sale of uranium from the operational Akdala Uranium Mine in Kazakhstan. When these projects are brought into production, Uranium One will be earning income from the sale of uranium from the Dominion Uranium Project in South Africa and Honeymoon Uranium Project in Australia and share in the income from the sale of uranium from the South Inkai Uranium Project and Kharassan Uranium projects in Kazakhstan.

Uranium One's liquidity position could be influenced if margin calls in excess of ZAR175 million are made in respect of Uranium One Africa's futures position under the August 2006 Nedcor facility. A margin call may be made if Aflease Gold's share price declines to approximately ZAR1.65 per share. In the period since the facility was drawn down, Aflease Gold's share price has strengthened, closing at ZAR3.51 per share on May 4, 2007.

Declines in the prices for uranium may negatively impact Uranium One's ability to raise additional funding. Uranium One negotiated floor prices in the sales contracts for 28% of the Dominion Uranium Project's planned production from 2008 to 2012, without any caps in the pricing of the contracts. Other than these floor prices, Uranium One currently does not employ any mechanisms to manage its exposure to price fluctuations.

Uranium One has also entered into two contracts for the sale of 40% of the Honeymoon Uranium Project's planned production from 2008 - 2014. Other risk factors, for instance Uranium One's ability to develop its projects into commercially viable mines, international uranium industry competition, public acceptance of nuclear power and governmental regulation can also adversely affect Uranium One's ability to raise additional funding. There is no assurance that additional sources of funding, if required, will be forthcoming. Please refer to "Risks and Uncertainties".

Aflease Gold is not funded by Uranium One and it currently funds itself by issuing shares through its listing on the Johannesburg stock exchange. Aflease Gold committed $20.0 million towards the development of the Modder East Gold Project as at March 31, 2007. Cash of $13.7 million and ongoing share placements to shareholders other than Uranium One are expected to fund the further development of the Modder East Gold Project. Further capital expenditure of $90.0 million, for which no current commitments exist, will be required to complete the construction of the Modder East Gold Project.

Aflease Gold has retained N M Rothschild & Sons to arrange a project finance facility for the Modder East project. It will seek to raise approximately ZAR300 million (approximately $41.4 million) in project finance on the project, dependent on further project evaluation and pricing available to the company by commercial banks

SELECTED QUARTERLY INFORMATION

The table below sets out selected financial data for the periods indicated. During the year ended December 31, 2005, in accordance with the rules of the Johannesburg stock exchange applicable to developmental companies, Uranium One Africa (formerly Aflease Gold and Uranium Resources Limited) prepared half-yearly, and not quarterly, interim financial statements. Information for that period is accordingly presented for the six month periods ended June 30 and December 31, 2005 as it is impracticable to present quarterly interim financial information for those, or prior, periods. The financial data presented is derived from Uranium One's consolidated financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Three months ended					Six months ended	
	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005	June 30, 2005
Total gold sales	688	714	680	921	1,021	2,730	-
Net profit / (loss)	(3,812)	(23,595)	2,361	(19,963)	(1,910)	(34,701)	(7,039)
Net profit / (loss) per share - basic (1)	(2.81)	(18.78)	2.11	(17.84)	(1.91)	(48.78)	(11.32)
Net profit / (loss) per share - diluted (1)	(2.81)	(18.78)	1.94	(17.84)	(1.91)	(48.78)	(11.32)

(1) The net profit / (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the audited consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

OFF BALANCE SHEET ARRANGEMENTS

Uranium One does not have any off balance sheet arrangements.

OUTLOOK

Uranium One intends to take full advantage of what it anticipates will be a continuing favourable commodity price environment by selling most of its uranium into the spot market and remaining unhedged.

During the remainder of 2007, Uranium One will continue to ramp up underground production at Dominion and complete the mill commissioning to ensure that our stated production targets are achieved. The Dominion expansion feasibility will be progressed through further delineation of ore resources for mining and completion of the engineering studies. Honeymoon will also be progressed to the commencement of production in early 2008.

Production at and development of Uranium One's Kazakhstan uranium projects will continue as planned, which entails the continuation of production at the Akdala Uranium Mine at a rate of 2.6 million pounds of U_3O_8 per annum (100% basis), and the development of the in-situ mining operations at South Inkai and Kharassan.

In 2007, Akdala is planned to operate at its design rate of 1,000 tonnes uranium per annum. Therefore Uranium One's attributable share of production in 2007 is forecast to be 1.8 million pounds of U_3O_8 (700 t U). Uranium One's attributable share of production for the calendar year 2007 from all Kazakhstan operations acquired through UrAsia is expected to be 2.0 million pounds of U_3O_8 (770 t U).

Uranium One will not require additional funding to complete the projects as discussed above.

Uranium One will also remain focussed on completing the integration with UrAsia and bringing the assets acquired from U.S. Energy Corp. to book. The completion of these transactions created an emerging senior uranium company, with production and asset exposure to five uranium resource jurisdictions, namely South Africa, Australia, Kazakhstan, Canada and the United States.

Uranium One intends to continue exploration on its projects, each of which is believed to be a prospective target with low technical risk.

Uranium One will continue to examine other possible corporate development opportunities which could result in the acquisition of companies or assets for cash, securities or a combination thereof. If cash is used, depending on the size of the acquisition, Uranium One may be required to issue securities or to obtain external loans to fund such cash requirements.

Although Uranium One has been successful in raising finance in the past, there is no guarantee that it will be able to do so in future.

In addition, Uranium One anticipates that, in future periods, revenue from the sale of U_3O_8 produced from the Akdala Uranium Mine will generate additional cash flow.

Due to the fact that the transaction with UrAsia is seen to be a reverse take over for accounting purposes and UrAsia is therefore the accounting acquirer, future Uranium One financial disclosure documents, including the MD&A and financial statements from Q2 2007 onwards, will be based on, and be used as comparatives for, UrAsia's financial disclosure documents prepared up to Q1 2007. UrAsia's financial statements for the quarter ended March 31, 2007, together with management's discussion and analysis thereon, will be available on www.sedar.com under UrAsia Energy Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Uranium One's interim consolidated financial statements have been prepared by it in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The accounting policies and their methods of application are consistent with those used in the December 31, 2006 consolidated financial statements. For further information, see Uranium One's consolidated financial statements and the accompanying notes included in the 2006 consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In April 2005 the Accounting Standards Board issued CICA Handbook Sections 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges. The new Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The new Sections were adopted by Uranium One during the quarter.

CICA Handbook Section 1530 - Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. No restatements or reclassifications were required as a result of the adoption of the Section by Uranium One during the current reporting period.

CICA Handbook Section 3855 - Financial Instruments - Recognition and Measurement expands Section 3860, Financial Instruments - Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to

impairment included in net income. All other financial liabilities are to be carried at amortized cost. No restatements or reclassifications were required as a result of the adoption of the Section by Uranium One during the current reporting period.

CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. No restatements or reclassifications were required as a result of the adoption of the Section by Uranium One during the current reporting period.

CICA Handbook Section 1506: Accounting Changes ("CICA 1506") effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. No restatements or reclassifications were required as a result of the adoption of the Section by Uranium One during the current reporting period.

RISKS AND UNCERTAINTIES

Uranium One's operations and results are subject to various risks and uncertainties. These include, but are not limited to, the following: exploration and mining involves operational risks and hazards; mineral resources and mineral reserves are estimates only; there is no certainty that further exploration will result in new economically viable mining operations or yield new reserves to replace and expand current reserves; Uranium One cannot give any assurance that the Dominion, South Inkai, Kharassan and Honeymoon uranium projects and the Modder East Gold Project will become operating mines; mineral rights and tenures may not be granted or renewed on satisfactory terms and may be revoked, altered or challenged by third parties; limited supply of desirable mineral lands for acquisition; risks and problems associated with integrating acquisitions; competition in marketing uranium and gold; in the case of uranium, competition from other sources of energy and public acceptance of nuclear energy; volatility and sensitivity to uranium and gold prices; the capital requirements to complete Uranium One's current projects and expand its operations are substantial; currency fluctuations; Uranium One's operations and activities are subject to environmental risks; government regulation may adversely affect Uranium One; risks associated with foreign operations including, in relation to South Africa, economic, social and political issues such as employment creation, black economic empowerment and land redistribution, crime, corruption, poverty and HIV/AIDS; Uranium One is dependent on key personnel; and potential conflicts of interest.

Uranium One's risk factors are discussed in detail in its Annual Information Form for the year ended December 31, 2006, which is available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document. Risk factors arising out of the acquisition of UrAsia are set out in the management information circular of UrAsia dated March 9, 2007, which is available on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA

As at May 11, 2007, after giving effect to the UrAsia and US Energy transactions, Uranium One had issued and outstanding 364,697,722 common shares and the following common share purchase warrants, each exercisable for one common share of Uranium One:

- 300,000 Series D warrants exercisable at Cdn $6.95 per warrant
- 2,431,619 warrants exercisable at Cdn $3.55 per warrant
- 6,964,200 warrants exercisable without any consideration (the Jeffcott warrant)

Uranium One had an aggregate of 13,741,267 options outstanding under its stock option plan, at exercise prices ranging from $1.15 to $14.39 per share. Included in the total are 9,763,498 options that were issued to employees of UrAsia as replacement options for their UrAsia options. There were 340,119 outstanding restricted share rights that can be exercised for common shares without the payment of any consideration.

Uranium One also had 155,250 convertible debentures outstanding, each convertible to 50 common shares of Uranium One, representing 7,762,500 common shares.

DIVIDEND POLICY

There have been no dividend payments on the common shares of Uranium One. Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors. There are no restrictions on Uranium One's ability to pay dividends except as set out under its governing statute.

STOCK OPTION AND RESTRICTED SHARE PLANS

A significant contributing factor to Uranium One's future success is its ability to attract and retain qualified and competent personnel. To accomplish this, Uranium One adopted a stock option plan and a restricted share plan to advance its interests by encouraging directors, officers and employees to have equity participation in Uranium One.

Under the stock option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The aggregate maximum number of common shares available for issuance under the stock option plan may not exceed 7.2% of the common shares outstanding from time to time on a non-diluted basis and the aggregate maximum number of common shares available for issuance to non-employee directors under the plan may not exceed 1.0% of the total number of common shares outstanding on a non-diluted basis.

Under the restricted share plan, restricted share rights exercisable for common shares of Uranium One at the end of a restricted period are granted by the Board of Directors in its discretion to eligible directors, officers and employees. The aggregate maximum number of common shares available for issuance under the restricted share plan is capped at one million; the number of shares available for issuance to non-employee directors may not exceed 0.5% of the total number of common shares outstanding on a non-diluted basis.

During Q1 2007, no stock options or restricted share rights were granted. A total of 1,600 options were exercised for nominal aggregate proceeds and a total of 4,688 restricted share rights were exercised during the quarter.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including Uranium One's President and Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management of Uranium One, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Uranium One's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Uranium One's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of Uranium One, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent quarter there were no changes in Uranium One's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Readers are advised to refer to independent technical reports for detailed information on Uranium One's material properties. Those technical reports, which are available at www.sedar.com under Uranium One's profile, provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein in respect of the Dominion Uranium Project including the Dominion Dumps has been reviewed on behalf of Uranium One by Dr. R.A. Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Vice President, Geology and Exploration, Uranium One. Scientific and technical information contained herein in respect of the Honeymoon Project and the East Kalkaroo, Goulds Dam and Billeroo properties has been reviewed on behalf of Uranium One by Mr. C. Skidmore, BScHons MAppSc MAusIMM, Vice President, Exploration, Uranium One. Both Dr. Stewart and Mr. Skidmore are qualified persons for the purposes of NI 43-101.

Scientific and technical information contained herein in respect of the Adkalo Uranium Mine, the South Inkai and Kharassan Uranium Projects and the Sheep Mountain Property has been reviewed on behalf of Uranium One by C. Stewart Wallis, P.Geo. Consulting Geologist - a qualified person for the purposes of NI 43-101 and author of the Technical Reports prepared by Scott Wilson RPA (formerly Roscoe Postle Associates Inc.) in accordance with NI 43-101, including the Kharassan Technical Report, dated October 13, 2005, as revised March 25, 2006; the South Inkai Technical Report, October 8, 2005 as revised March 20, 2006; and the Akdala Technical Report, dated October 3, 2005 as revised March 3, 2006, and the Sheep Mountain Technical Report dated October 10, 2006. The Technical Reports are available at www.sedar.com under the profile established for UrAsia Energy Ltd., except for the Sheep Mountain Technical Report dated October 10, 2006, which is available under the SEDAR profile for Uranium Power Corp.

Form 52-109F2 ***Certification of Interim Filings***

I, Neal Froneman, President and Chief Executive Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of sxr Uranium One Inc. (the "Issuer"), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 11, 2007

"Neal Froneman"

Neal Froneman,
President and Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Robin Merrifield, Chief Financial Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of sxr Uranium One Inc. (the "Issuer"), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 11, 2007

"Robin Merrifield"

Robin Merrifield,
Chief Financial Officer

RECEIVED

2007 JUN 11 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SXR uraniumone

Computershare

Full Name Registered Holder (Your Name)

Registered Holder Address

All correspondence to:
Computershare Investor Services (Pty) Ltd
PO Box 61051
Marshalltown 2107
South Africa
Facsimile 27 11 688 5238
www.computershare.com

Holder Identifier

Number of entitled votes

Form of Proxy - Annual and Special Meeting to be held on June 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. This Form of Proxy should only be used by certificated securityholders and own-name dematerialised securityholders with own-name registration. Dematerialised securityholders holding securities other than own-name registration must not complete or return this Form of Proxy but should instead contact their CSDP or broker and furnish it with instructions as to how they wish their vote to be cast at the Meeting, and thereafter to cast their vote in accordance with such instructions. If any such dematerialised securityholders wish to attend the Meeting in person, they must request a letter or representation from their CSDP or broker.

Proxies submitted must be received by 12:30pm, South African Time, on June 5, 2007.

Notwithstanding the Notice of Meeting states otherwise, documents may be lodged:

BY MAIL	Computershare Investor Services (Pty) Ltd, PO Box 61051, Marshalltown, 2107 South Africa
BY FAX	27 11 688 5238

Appointment of Proxyholder

I/We, being holder(s) of sxr Uranium One Inc. voting shares hereby appoint: Ian Telfer, Chairman of the Board and a Director of the Corporation, or failing him, Neal J. Froneman, President, Chief Executive Officer and a Director of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of sxr Uranium One Inc. to be held at the West Dining Room at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 on Thursday, June 7, 2007 at 12:30p.m. (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Andrew B. Adams	☐	☐	02. Dr. Massimo C. Carello	☐	☐	03. Neal J. Froneman	☐	☐
04. David Hodgson	☐	☐	05. Terry Rosenberg	☐	☐	06. Phillip Shirvington	☐	☐
07. Ian Telfer	☐	☐	08. Mark Wheatley	☐	☐	09. Kenneth Williamson	☐	☐

2. Appointment of Auditors

To appoint Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration.

For ☐ Withhold ☐

3. Resolution

To approve, by special resolution, the amendment of the articles of the Coporation to change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maximum of 12, as more particularly described in the accompanying management information circular.

For ☐ Against ☐

4. Resolution

To approve, by special resolution, the change of the Corporation's name to "Uranium One Inc." or to such other name as may be acceptable to the board of directors of the Corporation and to the regulators having jurisdiction over the Corporation.

For ☐ Against ☐

5. Resolution

To approve, by ordinary resolution, the amendment to the Restricted Share Plan of the Corporation to increase the maximum number of common shares issuable thereunder, as more particularly described in the accompanying management information circular.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) ____________

Date ____ / ____ / ____

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Dematerialised shareholders who wish to receive future copies of the Interim Financial Statements and accompanying Management's Discussion and Analysis by mail and/or who do NOT wish to receive the Annual Report by mail should contact their respective stockbroker or CSDP in order to elect these options.

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
June 8, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Change of Auditor Following Completion of Arrangement

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, ON and JOHANNESBURG, South Africa, May 16 /CNW/ - sxr Uranium One Inc. announced today that, in connection with the completion of the plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which the Corporation acquired all of the issued and outstanding common shares of UrAsia Energy Ltd., PricewaterhouseCoopers LLP has resigned as auditors of the Corporation and that Deloitte & Touche LLP, the auditors of UrAsia, has been appointed as successor auditors of Uranium One.

About Uranium One

sxr Uranium One is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Statements in this release that are not historical facts are "forward-looking statements" involving known and unknown risks and uncertainties which are beyond the ability of the Corporation to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information about Uranium One, please visit www.uranium1.com

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 350-3657/
(SXR.)

CO: sxr Uranium One Inc.

CNW 17:15e 16-MAY-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces First Production of ADU at Dominion

Trading Symbols: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, Ontario and JOHANNESBURG, South Africa, May 18 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce the production of the first ADU (ammonium diuranate) whilst commissioning the solvent extraction circuit at its Dominion Reefs Uranium Mine near Klerksdorp, South Africa. This follows the processing of underground ore through the previously commissioned atmospheric leach circuit.

ADU is a slurry which contains uranium and after a process known as calcining, results in the final saleable product of U(3)O(8). In line with the production build up it is expected that within two months sufficient quantities of ADU will have been produced at Dominion and transported to Nufcor's facilities for calcining, yellowcake production and delivery to the market.

The pressure leach circuit utilizing the first autoclave is being prepared for commissioning and will enable the Dominion Mill to achieve higher extraction recoveries at a throughput of up to 100,000 tonnes per month. The commissioning of the second autoclave, scheduled for August 2007, will ensure that these higher recoveries can be obtained up to a throughput of 200,000 tonnes per month. The Dominion Mill will continue to ramp up production, processing mined ore from the three decline shafts and supplementing this with material from the Dominion tailings resource.

Uranium One President and CEO Neal Froneman commented:

"We are delighted to have produced our first ADU at Dominion, and through our partnership with Nufcor, we will soon be in a position to deliver a saleable yellowcake product from Dominion to the market. This is now our second production stream, with Akdala in Kazakhstan already in production. Our first ADU production at Dominion highlights the commitment and dedication of the Uranium One team. With this further milestone now behind us, we look forward to delivering on our annual production and cost targets for Dominion."

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: This press release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses,

title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information about Uranium One, please visit www.uranium1.com
%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 350-3657/
(SXR.)

CO: sxr Uranium One Inc.

CNW 08:45e 18-MAY-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces First Production of ADU at Dominion

Trading Symbols: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, Ontario and JOHANNESBURG, South Africa, May 18 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce the production of the first ADU (ammonium diuranate) whilst commissioning the solvent extraction circuit at its Dominion Reefs Uranium Mine near Klerksdorp, South Africa. This follows the processing of underground ore through the previously commissioned atmospheric leach circuit.

ADU is a slurry which contains uranium and after a process known as calcining, results in the final saleable product of U_3O_8. In line with the production build up it is expected that within two months sufficient quantities of ADU will have been produced at Dominion and transported to Nufcor's facilities for calcining, yellowcake production and delivery to the market.

The pressure leach circuit utilizing the first autoclave is being prepared for commissioning and will enable the Dominion Mill to achieve higher extraction recoveries at a throughput of up to 100,000 tonnes per month. The commissioning of the second autoclave, scheduled for August 2007, will ensure that these higher recoveries can be obtained up to a throughput of 200,000 tonnes per month. The Dominion Mill will continue to ramp up production, processing mined ore from the three decline shafts and supplementing this with material from the Dominion tailings resource.

Uranium One President and CEO Neal Froneman commented:

"We are delighted to have produced our first ADU at Dominion, and through our partnership with Nufcor, we will soon be in a position to deliver a saleable yellowcake product from Dominion to the market. This is now our second production stream, with Akdala in Kazakhstan already in production. Our first ADU production at Dominion highlights the commitment and dedication of the Uranium One team. With this further milestone now behind us, we look forward to delivering on our annual production and cost targets for Dominion."

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: This press release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses,

title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information about Uranium One, please visit www.uranium1.com
%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 350-3657/
(SXR.)

CO: sxr Uranium One Inc.

CNW 08:45e 18-MAY-07

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